SingTel

07026696

22 August 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
SEP 1 ? 2007
WASH. D.C.
186 SECTION

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 13 August 2007 to 17 August 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

Encs

dw 9/19

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	15-Aug-2007 13:49:27
Announcement No.	00046

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Proposed Swap of Shares in New Century InfoComm Tech Co Ltd
Description	
Attachments:	372-sgx.pdf Total size = **17K** (2048K size limit recommended)

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Via Co Sec.

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number:199201624D

PROPOSED SWAP OF SHARES IN NEW CENTURY INFOCOMM TECH CO. LTD

Singapore Telecommunications Limited ("**SingTel**") wishes to announce that SingTel has agreed in principle to exchange SingTel's entire shareholding interest in New Century InfoComm Tech Co. Ltd ("**NCIC**") (amounting to 24.51 percent of the share capital of NCIC) for new shares in Far EasTone Telecommunications Co. Ltd ("**FET**") ("**Exchange**"). The shares in NCIC (the "**NCIC Shares**") are held through SingTel's wholly-owned subsidiaries, InfoCom Holding Company Pte Ltd ("**InfoCom**") and SingTel Taiwan Limited ("**STTL**").

The parties have agreed that the transaction will be on the terms described below and a definitive agreement containing such terms will be entered into at a later date.

As at 31 December 2006, the audited net asset value of the NCIC Shares was approximately NT$7.62[1] per share. The consideration payable by FET to InfoCom and STTL for the NCIC Shares will be satisfied in the form of new shares to be issued by FET (the "**New FET Shares**") at an exchange ratio of approximately 6.11282174 NCIC Shares for each New FET Share. It is expected that FET will issue approximately 160,370,370 New FET Shares in exchange for the NCIC Shares. As at 14 August 2007, the closing market price of FET Shares on the Taiwan Stock Exchange Corporation was NT$38.

The consideration was arrived at on a willing-seller and willing-buyer basis after taking into account the operational performance of FET and NCIC, the current telecommunications market, business conditions and the planned capital reduction by NCIC. The parties have also agreed that, to the extent permitted by law and subject to certain governmental approvals, InfoCom and STTL will be entitled to certain payments from FET in the form of FET shares in the following circumstances: (a) where the earnings of NCIC for future years exceed certain specified targets; and (b) if any unused tax losses carried forward of NCIC as at 31 December 2006 is utilised.

Completion of the transaction is conditional upon the fulfillment of certain conditions precedent. It is contemplated that the transaction will be completed by 31 December 2007. The financial impact of the transaction is primarily dependent on the closing market price of FET Shares and the exchange rate of the Taiwan Dollar to Singapore Dollar at the date of completion. Accordingly, the financial impact can only be assessed as at completion.

Prior to completion of the transaction, InfoCom and STTL expect to receive NT$1.8B from NCIC's capital reduction exercise to be effected in the last calendar quarter as approved by NCIC's shareholders. Upon completion of the transaction, SingTel will no longer hold any interest in NCIC and will hold shares in FET representing approximately 3.9764 percent of the issued share capital of FET.

---

[1] Based on approved accounting standards as applicable in Taiwan, Republic of China

Lorinda Leung

From: Lim Li Ching

Sent: Wednesday, August 15, 2007 1:50 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, August 15, 2007 1:49:27 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00046
Submission Date & Time :: 15-Aug-2007 13:48:44
Broadcast Date & Time :: 15-Aug-2007 13:49:27
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	15-Aug-2007
Time	16:10:59
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proposed Swap of Shares in New Century InfoComm Tech Co Ltd

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Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

15/08 2007 WED 14:08 [TX/RX NO 9399] 001

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Wednesday, August 15, 2007 2:11 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 489359 as follows:
Release Time: 15-Aug-2007 at 16:10:57
ASX Code: SGT
Announcement Title: Proposed Swap of Shares in New Century InfoComm Tech Co Ltd

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 06:27:49
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2007 - News Release
Description	
Attachments:	1stqtr-NR.pdf Total size = **140K** (2048K size limit recommended)

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SingTel

News Release

The SingTel Group's results for the quarter ended 30 June 2007

Group reported earnings rose strongly by 10%, underlying profits up 15%
Singapore business achieved double-digit revenue growth
Optus continued sustainable growth and profits
Regional mobile associates delivered spectacular profit growth

Singapore, 14 August 2007 -- Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the first quarter ended 30 June 2007.

Highlights

Quarter ended	June 2007 (S$ million)	June 2006 (S$ million)	% Change
Operating revenue	3,567	3,228	10.5
Operational EBITDA	1,117	1,040	7.4
Share of associates' pre-tax earnings	652	495	31.7
EBITDA	1,769	1,620	9.2
Net profit	927	840	10.4
Underlying net profit[1]	868	837	3.7
(Excluding IDA compensation)	868	753	15.3
Underlying earnings per share (cents)	5.46	5.01	9.0
(Excluding IDA compensation)	5.46	4.51	21.1

Group

The SingTel Group began its new financial year on an excellent footing as all three main components of its business – Singapore, Australia and regional associates – performed strongly.

The Group's operating revenue for the quarter amounted to S$3.57 billion, an impressive 11 per cent increase compared with the corresponding period last year. This was achieved on the back of 10 per cent revenue growth from the Singapore operations – the highest recorded in recent years. The Group's revenue was also boosted by a stronger Australian dollar.

Optus continued its track record of sustainable growth and profits against a highly competitive market. Operating revenue grew 3.5 per cent while EBITDA remained stable.

Pre-tax contributions from associates rose an impressive 51 per cent, excluding Globe's extra quarter contribution in the comparative period last year. This extra quarter was incorporated

[1] Underlying net profit is defined as net profit before exceptionals and exceptional currency translation gains.

in the June quarter last year to align Globe's accounting period for the purpose of consolidation. Bharti, Globe and Telkomsel contributed largely to the excellent pre-tax profit earnings.

Net profit grew a strong 10 per cent to S$927 million despite the cessation of amortisation of the compensation income from IDA.

Underlying net profit, excluding IDA compensation, was up a hefty 15 per cent or S$115 million to S$868 million.

Ms Chua Sock Koong, SingTel's Group CEO, said: "We have made an excellent start to the new financial year with all our key businesses delivering strong earnings growth. I am extremely pleased to note that the growth is broad-based and involves almost every aspect of our business.

"In particular, I am delighted that our Singapore business delivered double-digit increase in revenue, which is unprecedented in recent years. Optus also performed well by maintaining growth and profitability in a highly-competitive environment while our regional mobile associates sustained their stellar growth."

<u>SingTel</u>

Growth momentum in the preceding quarters and a stronger domestic economy have helped propel operating revenue for the Singapore business to S$1.16 billion, up 10 per cent from a year ago. Revenues for both the Singapore telecoms and IT businesses were up.

Operational EBITDA was up 7.3 per cent to S$507 million, and margin on operating revenue at 43.7 per cent, is in line with guidance.

Data and Internet revenue grew 13 per cent to S$335 million, driven by higher corporate data spending and increased Internet revenues.

Corporate data services, such as International Leased Circuits, Local Leased Circuits and Managed Services, enjoyed robust demand, reflecting the increased level of business activities.

Internet revenue for the quarter grew 14 per cent to S$99 million as broadband subscription continued to increase. As at 30 June 2007, there were 438,000 broadband lines, an increase of 4.0 per cent or 17,000 lines from a quarter ago. Compared to a year ago, the increase was 66,000 lines or 18 per cent.

Despite intense market competition, SingTel retained its market leadership for broadband in Singapore with a strong 16 per cent growth in revenue year-on-year. Market share in the broadband Internet market as at 30 June 2007 was 53.7 per cent, up slightly from 53.4 per cent a quarter ago.

SingTel's Wireless@SG service also attracted a sizable 284,000 customers, of which 141,000 do not currently subscribe to SingNet's residential broadband service. To date, SingTel has expanded its wireless coverage to some 1,500 hotspots.

In spite of the highly saturated mobile market in Singapore and intense competitive pressures, **Mobile Communications** revenue for the quarter amounted to S$317 million, up a strong 14 per cent year-on-year.

Prepaid mobile share as at 30 June 2007 grew 2.8 percentage points to 31.7 per cent – a significant increase in a highly competitive market. The prepaid subscription base chalked up a record increase of 108,000, a result of SingTel's efforts to strengthen its distribution presence and enhance its value proposition, particularly for the foreign worker segment. Together with the net addition of 16,000 postpaid subscribers, total mobile subscribers rose 124,000 to 1.95 million as at 30 June 2007, the highest in recent years.

Boosted by the increased availability of attractive 3G handsets at affordable prices, the number of 3G subscribers shot up by 78,000 or 17 per cent from a quarter ago to 544,000. This represented 42 per cent of SingTel's postpaid mobile base as at 30 June 2007 as compared to 37 per cent a quarter ago.

Prepaid usage increased by more than 80 per cent as a result of traffic stimulation from international call promotions. The increase in traffic volume was offset by the reduction in local call tariffs and dilution from new customers, resulting in a decline of 3.7 per cent in prepaid average revenue per user (ARPU). Postpaid ARPU was up 6.2 per cent due to increased usage of roaming, data and content services.

Data services reached 28 per cent of ARPU, up from 23 per cent a year ago – as the successful migration of customers to 3G and promotion of non-voice services kicked in.

Postpaid churn continued to remain at historic low of 0.8 per cent in the quarter.

International Telephone revenue was up 6.8 per cent this quarter due to higher international call revenue and inpayments/transit. Driven by higher international telephone calls to 'free IDD' destinations[2] like Bangladesh and India, international telephone outgoing traffic (excluding-Malaysia) increased by a significant 40 per cent from a year ago. The higher volume of 'free IDD' calls offered as part of the prepaid promotion resulted in the average collection rate declining 26 per cent year-on-year.

Revenue from **National Telephone** declined 6.3 per cent to S$108 million as the number of fixed lines edged down 2.0 per cent from a year ago. Voice, particularly from payphones, and data traffic both declined due to increasing broadband usage, mobile substitution and competition.

---

[2] Prepaid mobile subscribers are charged based on local usage only. Revenue from prepaid mobile local usage is classified under Mobile Communications.

Generation mio, which was launched in January 2007, is targeted to reduce the rate of decline in fixed-line revenue and rejuvenate this segment. As at 30 June 2007, SingTel had 30,000 Generation mio subscribers, more than double the 14,000 recorded a quarter ago.

In **IT & Engineering,** revenue grew 12 per cent on the back of higher contribution from systems integration and product resale as NCS benefited from the buoyant regional economies.

During the quarter, NCS clinched a number of significant contracts in China, Hong Kong and Qatar. In Singapore, NCS continues to lead in the government sector, with major wins in a number of ministries and government agencies.

Operating Expenses increased 12 per cent due to higher traffic, cost of sales, as well as selling and administrative expenses in tandem with new marketing initiatives.

Traffic Expenses rose 18 per cent as a result of higher outpayments due to increased international telephone outgoing and mobile roaming traffic, as well as higher lease expenses.

Selling and Administrative Expenses increased by 12 per cent compared to the same quarter last year. The increase was partly due to higher subscriber acquisition and retention costs for broadband, in line with the higher number of gross additions and re-contract customers. In addition, higher marketing and promotion expenses were incurred to support the new growth segments as well as prepaid mobile. Against the preceding quarter, Selling and Administrative Expenses declined 12 per cent.

Free cash flow[3] was S$432 million, up 9.0 per cent from the same quarter last year as operating cash flow rose faster than capital expenditure.

SingTel Optus

In the quarter ended 30 June 2007, Optus delivered an increase in operating revenue of 3.5 per cent to A$1.9 billion and maintained both its market position and operational EBITDA.

"Despite a highly competitive market, these financial results show Optus maintaining both market momentum and profitability," Mr Paul O'Sullivan, Optus Chief Executive said.

"The results reflect the disciplined execution of Optus strategic priorities, including a creative marketing campaign to drive renewed acquisition of postpaid mobile customers; a decision to cease acquiring new resale customers as Optus refocuses on profitable on-net business; and a strong focus on growing market share in data and IP services in the business and wholesale markets.

"In this quarter, revenue growth was achieved despite a 20 per cent decrease in mobile termination rates and a decline in off-net fixed telephony revenues.

[3] Free cash flow refers to cash flow from operating activities less capital expenditure.

"We remain committed to the strategy of maintaining scale, managing costs and investing for growth. We continue to launch innovative subscription offerings in fixed and mobile to grow our customer base.

"Highlights for the quarter include the success of the Black and White campaign and the introduction of $19 Caps which signalled Optus Mobile changing gears in the consumer market with the ramp up of our subscriber acquisition strategy. This strategy is starting to show results, with strong postpaid net adds in the quarter."

For the first quarter, operational EBITDA was stable year-on-year at A$481 million. Margin was 25.4 per cent, down 0.7 percentage points from the same quarter last year mainly from lower mobile margins that reflected the higher costs associated with the targeted acquisition and recontracting activity of postpaid customers in mobile.

Underlying net profit for the quarter increased 12 per cent to A$122 million.

Free cash flow amounted to A$102 million, up 89 per cent due primarily to positive working capital management and lower capital expenditure.

In this quarter, total **Optus Mobile** revenue grew 3.0 per cent to A$1.04 billion.

Mobile subscriber net adds were 65,000 in the quarter, with 27,000 from postpaid – the strongest quarterly increase in postpaid net adds in six quarters. Total Optus Mobile subscriber base reached 6.80 million as at 30 June 2007, an increase of 3.8 per cent from a year ago with estimated market share at 33 per cent.

Outgoing service revenue increased by 5.5 percent with growth in prepaid and postpaid market segments.

Incoming service revenue decreased by 6.2 per cent due to the 20 per cent decline in ACCC mandated termination rates from 15 to 12 cents. Strong growth in voice minutes and SMS mitigated the sharp decline in mobile termination rates.

Postpaid Mobile ARPU was generally stable this quarter notwithstanding the increased penetration of capped plans. Prepaid Mobile ARPU was up by 10 per cent.

Operational EBITDA decreased slightly by 1.5 per cent. EBITDA margin was 34 per cent, down 1 percentage point from a year ago. The decline was mainly due to higher handset subsidies as a result of targeted customer acquisition and recontracting activities.

In the quarter, Optus Mobile delivered on its three key strategies to drive growth.

Firstly, Optus maintained its scale in the consumer segment.

Secondly, Optus continued to stimulate SMS and other data revenue, which increased to 27 per cent of ARPU with non-SMS data revenue at 4.3 per cent of ARPU, up from 2.5 per cent

a year ago. As at 30 June 2007, 682,000 subscribers were provisioned with 3G services, an increase of 237,000 from the preceding quarter.

Thirdly, Optus grew its market share in the business mobile market, with business mobile subscribers increasing by 9 per cent compared to a year ago.

Optus has completed the first stage of the upgrade of its existing 3G mobile network sites with High-Speed Downlink Packet Access (HSDPA) technology, which increased the coverage of high-speed wireless broadband services to 55 per cent of the population. From June 2007, Optus began extending this coverage as part of its regional network build program, and the network will reach 96 per cent of the population within three years.

In the quarter, total **Business and Wholesale** fixed revenue grew 6.6 per cent, with Optus Business fixed revenue up 6.5 per cent and Optus Wholesale fixed revenue showing a 6.9 per cent increase. Growth was driven by Data and IP products.

Business Data and IP revenue increased by 10 per cent in the first quarter with a strong 39 per cent growth in Uecomm revenues.

Optus continued to win major corporate deals including News Limited and Boral Limited.

Operational EBITDA for the combined division grew strongly by 11 per cent to A$96 million with EBITDA margin at 21 per cent up from 20 per cent last year.

In the **Consumer and Small and Medium Business (SMB)** fixed segments, Optus continued its ULL network rollout which, when combined with the existing HFC network, will cover approximately 3.9 million Australian homes.

The ULL addition rate increased this quarter, with a further 38,000 subscribers provisioned with services on ULL. As at 30 June 2007, there were 131,000 ULL telephony subscribers and 280 ULL exchanges.

Consumer fixed on-net revenue grew strongly by 13 per cent reflecting the migration to on-net. Off-net revenue declined by 12 per cent due to the action taken to cease unprofitable resale business.

SMB fixed segment showed a 3.1 per cent increase in the quarter, with total SMB revenues (fixed and mobile) growing by 3.7 per cent to A$254 million. In June 2007, Optus launched VoIP products and services to SMB customers – Optus ipPhone Premier and Optus ipPhone Express.

Broadband revenue grew strongly by 26 per cent to A$88 million. As at 30 June 2007, Optus had 834,000 broadband customers (including business grade customers), an increase of 53,000 customers in the quarter.

In June 2007 the Australian Government announced that OPEL Networks Pty Limited ("OPEL"), the 50:50 joint venture between Optus and Elders, had been awarded A$958

million in funding to further extend high-speed affordable broadband services to rural and regional Australia.

This project will create a competitive wholesale market to provide affordable backhaul capacity to local Internet service providers and drive significant benefits for rural and regional customers. The OPEL network will cover 638,000 square kilometres and will deploy 1,361 broadband wireless sites, with 312 exchanges to be activated with ADSL2+ by OPEL.

Optus will enter into contracts with OPEL for the provision of network capacity and other vendor supply arrangements. The government targets the network to be built by 30 June 2009.

Associates/Joint Ventures

SingTel's associate/joint venture companies, especially the regional mobile associates, delivered spectacular results for the quarter. Pre-tax earnings from associates soared 51 per cent to S$652 million, excluding the impact of an extra quarter of Globe's results recorded in the corresponding quarter last year.

On a post-tax basis, earnings from associates increased 29 per cent to S$463 million and contributed to 53 per cent of the Group's underlying net profit, up from 48 per cent a year ago.

Year-on-year, the Group's combined mobile subscriber base ballooned 48 per cent to 136 million – the largest in Asia outside China. During the quarter, the mobile subscriber base increased 10 per cent, or 12.6 million, with the bulk coming from Telkomsel and Bharti.

Pre-tax contribution from **Telkomsel** was S$286 million, up 27 per cent year-on-year on the back of robust operational performance underpinned by strong growth in subscriber base.

Telkomsel, Indonesia's leading operator of cellular communications services with more than 18,000 radio base stations providing nationwide coverage, added 3.9 million net subscribers during the quarter. This brings its total subscriber base to 42.8 million, a big jump of nearly 14 million or 46 per cent from a year ago.

Bharti continued its strong growth trajectory. Its operating revenue shot up by 53 per cent year-on-year, boosted by strong demand for telecom services in India. Consequently, pre-tax contribution from Bharti was up 133 per cent to S$211 million from a year ago.

During the quarter, Bharti added 5.6 million mobile subscribers, 7.7 per cent higher than the 5.2 million added in the preceding quarter. As at 30 June 2007, Bharti's mobile subscriber base was 42.7 million, propelling Bharti into the exclusive list of Top 10 Global Telecom Operators with more than 40 million subscribers from a single country.

Excluding an additional quarter of profits recorded in the same quarter last year, pre-tax profit contribution from **Globe** grew a robust 83 per cent year-on-year to S$84 million, driven mainly by increased service revenue from its enlarged subscriber base.

Globe added 1.2 million net mobile subscribers during the quarter, bringing its total subscriber base to 18.1 million as at 30 June 2007, up 30 per cent or 4.2 million from a year ago.

AIS, the largest mobile operator in Thailand, added 1.6 million mobile subscribers during the quarter, similar to the preceding quarter. Year-on-year, its subscriber base chalked up 31 per cent growth to 22.7 million. As at 30 June 2007, AIS continued to lead the market with approximately 50 per cent market share.

Amidst intensifying market competition, AIS incurred higher selling and administrative expenses to retain its leadership – which reduced its margins and hence lowered its profits. Consequently, AIS' pre-tax profit contribution in the quarter declined 15 per cent year-on-year to S$62 million.

During the quarter, **Pacific Bangladesh Telecom Limited (PBTL)**, the fourth largest mobile communications service provider in Bangladesh, grew its subscriber base by 92,000 compared to 95,000 in the preceding quarter. The share of PBTL's pre-tax losses declined 22 per cent year-on-year to S$7.5 million due to lower mobile subscriber acquisition.

Cash flow and Balance Sheet

Operating cash flow for the quarter amounted to S$1.01 billion, up 17 per cent or S$144 million from a year ago due mainly to stronger operational performance.

Free cash flow for the quarter was S$556 million, 21 per cent higher than the same quarter last year primarily due to higher operating cash flow partially offset by increased capital expenditure.

SingTel continued to maintain an efficient capital structure while retaining significant flexibility for further investments. Net debt decreased by S$178 million to S$5.72 billion from a quarter ago. Net debt was 0.8 times of EBITDA and EBITDA interest cover was 24.1 times.

Outlook

The guidance issued earlier with the results for the financial year ended 31 March 2007 is affirmed with the following updates:

Following the strong growth momentum in the first quarter, the operating revenue for the Singapore business for the current financial year is expected to grow at single-digit level from improved mobile communications, data and IT revenues. To support the increased business activities, additional capital expenditure will be required and the capital expenditure to revenue ratio is expected to be in low double-digits.

Please refer to the Group's Management Discussion and Analysis document for a full commentary on the Group's results for the quarter.

Media contacts:

Singapore

Peter Heng
Phone: +65-6838 2007
Mobile: +65-9125 0023
Email: peterheng@singtel.com

Australia

Melissa Favero
Phone: +61-2-8082 5030
Mobile: +61-412 001 487
Email: melissa.favero@optus.com.au

Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, August 14, 2007 6:29 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, August 14, 2007 6:27:49 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00006
Submission Date & Time :: 14-Aug-2007 06:27:02
Broadcast Date & Time :: 14-Aug-2007 06:27:49
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	14-Aug-2007
Time	08:40:41
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release on Q1 Unaudited Results

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Tuesday, August 14, 2007 6:41 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 488527 as follows:
Release Time: 14-Aug-2007 at 08:40:39
ASX Code: SGT
Announcement Title: News Release on Q1 Unaudited Results

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 06:29:18
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2007 - SGX Appendix 7.2 Announcement
Description	
Attachments:	1stqtr-App7.2.pdf Total size = **200K** (2048K size limit recommended)

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SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
AND SUBSIDIARY COMPANIES

SGX APPENDIX 7.2 ANNOUNCEMENT
UNAUDITED FINANCIAL CONDITION,
RESULTS OF OPERATIONS AND CASH FLOWS
FOR THE FIRST QUARTER ENDED 30 JUNE 2007

Contents **Page**

CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

For the first quarter ended 30 June 2007

	Notes	30 Jun 07 S$ Mil	30 Jun 06 [1] S$ Mil
Operating revenue		**3,566.8**	3,228.1
Operating expenses		**(2,472.9)**	(2,213.5)
Other income	3	**22.7**	25.3
Operational EBITDA		**1,116.6**	1,039.9
Compensation from IDA		**-**	84.3
Depreciation and amortisation	4	**(474.0)**	(465.7)
		642.6	658.5
Exceptional items	5	**(24.6)**	2.5
Profit on operating activities		**618.0**	661.0
Associated and joint venture companies			
- share of ordinary results		[redacted]	[redacted]
- share of exceptional results			
- share of tax			
		463.0	358.9
Profit before interest, investment income and tax		**1,081.0**	1,019.9
Interest and investment income	6	**97.8**	33.3
Finance costs	7	**(92.0)**	(102.4)
Profit before tax		**1,086.8**	950.8
Tax expense	8	**(159.5)**	(111.2)
Net profit		**927.3**	839.6
Attributable to:			
Shareholders of the Company		**927.2**	839.5
Minority interests		**0.1**	0.1
		927.3	839.6
Underlying net profit (excluding compensation from IDA)	10	**868.0**	752.7
EBITDA	11	**1,768.7**	1,619.5
Earnings per share attributable to shareholders of the Company			
- basic	12	5.83¢	5.03¢
- diluted	12	5.81¢	5.01¢

Note:
(1) Prior period comparatives have been restated (see Note 2 to the interim financial report).

BALANCE SHEETS
As at 30 June 2007

	Notes	Group As at 30 Jun 07 S$ Mil (Unaudited)	Group As at 31 Mar 07 [1] S$ Mil (Audited)	Company As at 30 Jun 07 S$ Mil (Unaudited)	Company As at 31 Mar 07 [1] S$ Mil (Audited)
Current assets					
Cash and cash equivalents		[redacted]	[redacted]	[redacted]	[redacted]
Trade and other receivables					
Trading investments					
Inventories					
		5,641.2	4,284.3	**2,075.7**	1,671.9
Non-current assets					
Property, plant and equipment		[redacted]	[redacted]	[redacted]	[redacted]
Intangible assets					
Subsidiaries					
Associated companies					
Joint venture companies					
Available-for-sale ("AFS") investments					
Derivative financial instruments					
Deferred tax assets					
Other non-current receivables					
		28,823.1	28,374.2	**20,417.3**	20,608.8
Total assets		**34,464.3**	32,658.5	**22,493.0**	22,280.7
Current liabilities					
Trade and other payables		[redacted]	[redacted]	[redacted]	[redacted]
Provision					
Current tax liabilities					
Borrowings (unsecured)	13				
Borrowings (secured)	13				
Derivative financial instruments					
		3,979.6	3,686.5	**5,258.4**	5,184.5
Non-current liabilities					
Borrowings (unsecured)	13	[redacted]	[redacted]	[redacted]	[redacted]
Borrowings (secured)	13				
Advance billings					
Deferred income					
Derivative financial instruments					
Deferred tax liabilities					
Other non-current liabilities					
		8,204.4	8,122.0	**5,392.7**	5,394.4
Total liabilities		**12,184.0**	11,808.5	**10,651.1**	10,578.9
Net assets		**22,280.3**	20,850.0	**11,841.9**	11,701.8
Share capital and reserves					
Share capital	14	**2,573.1**	2,562.1	**2,573.1**	2,562.1
Reserves		**19,704.3**	18,285.1	**9,268.8**	9,139.7
Interest of shareholders of the Company		**22,277.4**	20,847.2	**11,841.9**	11,701.8
Minority interests		**2.9**	2.8	**-**	-
Total equity		**22,280.3**	20,850.0	**11,841.9**	11,701.8

Note:
(1) The comparatives have been restated (see Note 2 to the interim financial report).

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the first quarter ended 30 June 2007

	Group		Company	
	30 Jun 07 S$ Mil	30 Jun 06 S$ Mil	30 Jun 07 S$ Mil	30 Jun 06 S$ Mil
Share Capital				
Balance as at 1 Apr	**2,562.1**	4,774.7	**2,562.1**	4,774.7
Issue of new shares	**11.0**	6.7	**11.0**	6.7
Balance as at 30 Jun	**2,573.1**	4,781.4	**2,573.1**	4,781.4
Treasury Shares [1] Held by Trust [2]				
Balance as at 1 Apr	**(42.4)**	(38.1)	**-**	-
Performance shares purchased by Company	**(11.2)**	(9.5)	**(11.2)**	(9.5)
Performance shares purchased by Trust	**(7.2)**	(5.0)	**-**	-
Performance shares vested	**42.4**	35.8	**11.2**	9.5
Balance as at 30 Jun	**(18.4)**	(16.8)	**-**	-
Capital Reserve - Performance Shares				
Balance as at 1 Apr	**35.0**	48.8	**(6.7)**	0.2
Equity settled performance shares	**8.4**	7.6	**4.0**	3.6
Transfer of liability to equity	**3.2**	2.3	**0.8**	1.1
Cash paid to employees under performance share plans	**(3.8)**	(1.5)	**(3.8)**	(1.5)
Performance shares purchased by SingTel Optus Pty Limited ("**Optus**") and vested	**(11.8)**	(11.4)	**-**	-
Performance shares vested	**(42.4)**	(35.8)	**(6.2)**	(6.0)
Contribution to Trust	**-**	-	**(4.4)**	(3.4)
Balance as at 30 Jun	**(11.4)**	10.0	**(16.3)**	(6.0)
Currency Translation Reserve				
Balance as at 1 Apr	**389.1**	173.4	**-**	-
Currency translation differences [*]	**502.5**	(75.8)	**-**	-
Balance as at 30 Jun	**891.6**	97.6	**-**	-
Hedging Reserve				
Balance as at 1 Apr	**(142.2)**	(53.2)	**(113.8)**	(22.4)
Net valuation taken to equity (net of tax) [*]	**27.2**	(75.6)	**16.2**	(90.9)
Transferred to income statement (net of tax)	**(23.1)**	74.5	**(27.7)**	77.7
Balance as at 30 Jun	**(138.1)**	(54.3)	**(125.3)**	(35.6)
Fair Value Reserve				
Balance as at 1 Apr	**21.8**	20.7	**21.2**	21.2
Fair value changes on AFS investments [*]	**4.3**	0.8	**4.6**	-
Balance as at 30 Jun	**26.1**	21.5	**25.8**	21.2
Balance carried forward	**3,322.9**	4,839.4	**2,457.3**	4,761.0

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the first quarter ended 30 June 2007

	Group		Company	
	30 Jun 07 S$ Mil	30 Jun 06 S$ Mil	30 Jun 07 S$ Mil	30 Jun 06 S$ Mil
Balance brought forward	**3,322.9**	4,839.4	**2,457.3**	4,761.0
Retained Earnings				
Balance as at 1 Apr	**19,277.2**	17,429.2	**9,239.0**	9,550.2
Goodwill transferred from Other Reserves on dilution / disposal	**(0.5)**	(0.5)	**-**	-
Net profit for the period (*)	**927.2**	839.5	**145.6**	237.3
Balance as at 30 Jun	**20,203.9**	18,268.2	**9,384.6**	9,787.5
Other Reserves (3)				
Balance as at 1 Apr	**(1,253.4)**	(1,264.9)	**-**	-
Goodwill transferred to Retained Earnings on dilution / disposal	**0.5**	0.5	**-**	-
Share of associated and joint venture companies' reserve movements (*)	**3.5**	5.4	**-**	-
Balance as at 30 Jun	**(1,249.4)**	(1,259.0)	**-**	-
Equity attributable to shareholders of the Company	**22,277.4**	21,848.6	**11,841.9**	14,548.5
Minority Interest				
Balance as at 1 Apr	**2.8**	2.6	**-**	-
Net profit for the period (*)	**0.1**	0.1	**-**	-
Balance as at 30 Jun	**2.9**	2.7	**-**	-
Total equity	**22,280.3**	21,851.3	**11,841.9**	14,548.5
Total recognised gains (4)	**1,464.8**	694.4	**166.4**	146.4

Notes:

(1) "Treasury Shares" are accounted for in accordance with Singapore Financial Reporting Standard ("**FRS**") 32 (revised 2004).

(2) RBC Dexia Trust Services Singapore Limited (the "**Trust**") is the trustee of a trust established to administer the performance share plans.

(3) Other Reserves relate mainly to goodwill on acquisition completed prior to 1 April 2001.

(4) Total recognised gains comprise all items marked (*) which include a gain of S$0.1 million (30 June 2006: gain of S$0.1 million) attributable to minority interest. Total recognised gains for the Group consist of a gain of S$537.6 million (30 June 2006: loss of S$145.1 million) recognised directly in equity. Total recognised gains for the Company consist of a gain of S$20.8 million (30 June 2006: loss of S$90.9 million) recognised directly in equity.

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

For the first quarter ended 30 June 2007

	30 Jun 07 S$ Mil	30 Jun 06 S$ Mil
Cash Flows from Operating Activities		
Profit before tax	**1,086.8**	950.8
Adjustments for:		
Depreciation and amortisation	[redacted]	[redacted]
Exceptional items		
IDA compensation		
Interest and investment income		
Finance costs		
Share of results of associated and joint venture companies (post-tax)		
Other non-cash items		
	39.9	100.1
Operating cash flows before working capital changes	**1,126.7**	1,050.9
Changes in operating assets and liabilities		
Trade and other receivables	**(157.6)**	(49.0)
Trade and other payables	**43.0**	(163.9)
Inventories	**(61.4)**	(35.0)
Currency translation adjustments of subsidiaries	**(13.7)**	(5.6)
Cash generated from operations	**937.0**	797.4
Payment to employees in cash under performance share plans	**(9.6)**	(4.9)
Dividends received from associated and joint venture companies	**96.5**	87.1
Income tax paid	**(12.4)**	(12.5)
Net cash inflow from operating activities	**1,011.5**	867.1
Cash Flows from Investing Activities		
Dividends from other investments	**0.7**	1.3
Interest received	**13.5**	48.2
Payment for acquisition of subsidiary, net of cash acquired **(Note 1)**	**-**	(0.1)
Investment in associated and joint venture companies	**(2.0)**	(3.1)
Investment in AFS investments	**(0.4)**	(0.3)
Proceeds from sale of AFS investments	**0.1**	10.5
Net sale proceeds from trading investments	**-**	26.5
Payment for purchase of property, plant and equipment	**(455.6)**	(405.6)
Proceeds from sale of property, plant and equipment	**0.2**	1.7
Purchase of intangible assets	**(0.3)**	(1.6)
Withholding tax paid	**(58.6)**	-
Net cash outflow from investing activities	**(502.4)**	(322.5)

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

For the first quarter ended 30 June 2007

	30 Jun 07 S$ Mil	30 Jun 06 S$ Mil
Cash Flows from Financing Activities		
Proceeds from term loans	**911.0**	184.9
Repayment of term loans	**(604.7)**	(264.0)
Bonds repaid	**(2.9)**	(2.4)
Finance lease payments	**(0.4)**	(0.3)
Proceeds from /(Repayment) of borrowings	**303.0**	(81.8)
Net interest paid on borrowings and swaps	**(149.5)**	(135.2)
Proceeds from issue of shares	**11.0**	6.7
Purchase of performance shares	**(30.8)**	(28.2)
Net cash inflow /(outflow) from financing activities	**133.7**	(238.5)
Net increase in cash and cash equivalents	**642.8**	306.1
Exchange effects on cash and cash equivalents	**13.9**	2.2
Cash and cash equivalents at beginning of period	**1,390.0**	2,770.3
Cash and cash equivalents at end of period	**2,046.7**	3,078.6

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS
For the first quarter ended 30 June 2007

For the purposes of the consolidated cash flow statements, cash and cash equivalents comprise:

	As at 30 June	
	2007 S$ Mil (Unaudited)	2006 S$ Mil (Unaudited)
Fixed deposits	**1,909.4**	2,897.5
Cash and bank balances	**137.4**	181.1
Less: Bank overdrafts	**(0.1)**	-
	2,046.7	3,078.6

Bank overdrafts are classified as part of current unsecured borrowings in the consolidated balance sheet.

Note:
(1) Acquisition of subsidiary

In the previous corresponding quarter, Optus made further payments in respect of Alphawest Limited, which was acquired in November 2005.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the first quarter ended 30 June 2007

1. BASIS OF PREPARATION

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current quarter as the most recent audited financial statements as at 31 March 2007, except for the adoption of certain revised Financial Reporting Standards ("**FRS**") and Interpretations to FRS ("**INT FRS**") that became mandatory from 1 April 2007. The adoption did not result in substantial changes to the Group's accounting policies.

2. COMPARATIVE FIGURES

(a) The Group's operating revenue for the previous corresponding quarter ended 30 June 2006 was adjusted to reflect mobile outbound roaming revenue on a gross basis to better reflect the commercial arrangements. Mobile outbound roaming revenue was previously recorded as net of payments to the roaming partners. This change has no impact on the operating profit of the Group for the quarter ended 30 June 2006.

The figures for the previous corresponding quarter have been restated as follow:

For the quarter ended 30 June 2006	Group S$ Mil
Operating revenue	
- as previously reported (unaudited)	3,171.0
- change	57.1
- restated	3,228.1
Operating expenses	
- as previously reported (unaudited)	(2,156.4)
- change	(57.1)
- restated	(2,213.5)

(b) The Group's trade receivables and trade payables as at 31 March 2007 were restated to include the accrual of unbilled mobile outbound roaming as follows:

As at 31 March 2007	Group S$ Mil
Trade and other receivables	
- as previously reported (audited)	2,448.1
- change	11.2
- restated	2,459.3
Trade and other payables	
- as previously reported (audited)	3,106.0
- change	11.2
- restated	3,117.2

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the first quarter ended 30 June 2007

3. OTHER INCOME

Group	30 Jun 07 S$ Mil (Unaudited)	30 Jun 06 S$ Mil (Unaudited)
Rental income	**1.2**	1.3
Bad trade debts recovered	**0.3**	0.7
Net exchange (loss) / gain - trade related	**(3.0)**	4.0
Net loss on disposal of property, plant and equipment	**(1.0)**	(1.9)
Others	**25.2**	21.2
	22.7	25.3

4. DEPRECIATION AND AMORTISATION

Group	30 Jun 07 S$ Mil (Unaudited)	30 Jun 06 S$ Mil (Unaudited)
Depreciation of property, plant and equipment	**460.0**	448.6
Amortisation of intangible assets	**14.7**	17.6
Amortisation of sales and leaseback income	**(0.7)**	(0.5)
	474.0	465.7

5. EXCEPTIONAL ITEMS

Group	30 Jun 07 S$ Mil (Unaudited)	30 Jun 06 S$ Mil (Unaudited)
Exceptional gains		
Gain on dilution of interest in associated and joint venture companies	[redacted]	[redacted]
Recovery of loan previously written off		
	3.7	2.5
Exceptional losses		
Provision for impairment of non-current investment	**(28.3)**	-
	(24.6)	2.5

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the first quarter ended 30 June 2007

6. INTEREST AND INVESTMENT INCOME

Group	30 Jun 07 S$ Mil (Unaudited)	30 Jun 06 S$ Mil (Unaudited)
Interest income from		
- joint venture company	[redacted]	[redacted]
- others		
	18.5	33.1
Gross dividends from trading investments	**0.1**	0.7
Net gain on sale of trading investments	**-**	1.0
Fair value gains/ (losses) of trading investments	**0.2**	(0.3)
Net exchange losses	**(4.8)**	(1.2)
Currency translation gain [1]	**83.8**	-
	97.8	33.3

Note:
(1) The currency translation gain, net of hedging, arose from a capital reduction exercise undertaken by a wholly owned subsidiary of the Group.

7. FINANCE COSTS

Group	30 Jun 07 S$ Mil (Unaudited)	30 Jun 06 S$ Mil (Unaudited)
Interest expense		
- bonds	[redacted]	[redacted]
- bank loans		
- others		
	114.8	121.3
Less: Amounts capitalised in balance sheet	**(2.9)**	(5.1)
	111.9	116.2
Effects of hedging using interest rate swaps	**(14.4)**	(16.9)
Unwinding of discounts (including adjustments)	**(5.5)**	3.1
	92.0	102.4

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the first quarter ended 30 June 2007

8. TAX EXPENSE

Group	30 Jun 07 S$ Mil (Unaudited)	30 Jun 06 S$ Mil (Unaudited)
Current and deferred tax expense attributable to current period's profits	**185.5**	152.3
Recognition of deferred tax asset on other temporary differences [1]	**(31.5)**	(41.5)
Current and deferred tax adjustments in respect of prior years	**5.5**	0.4
	159.5	111.2

Note:
(1) This relates to deferred tax asset recognised on interest expenses arising from inter-company loans.

9. OTHER INCOME STATEMENT ITEMS

Group	30 Jun 07 S$ Mil (Unaudited)	30 Jun 06 S$ Mil (Unaudited)
Impairment of trade receivables	**8.5**	9.6
Allowance for inventory obsolescence	**0.1**	0.6
Bad trade receivables written off	**0.6**	0.1
Inventory written off	**-**	0.1

10. UNDERLYING NET PROFIT

Group	30 Jun 07 S$ Mil (Unaudited)	30 Jun 06 S$ Mil (Unaudited)
Profit attributable to shareholders	**927.2**	839.5
Adjustments for		
Compensation from IDA	**-**	(84.3)
Exceptional items	**24.6**	(2.5)
Currency translation gain	**(83.8)**	-
Underlying net profit	**868.0**	752.7

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the first quarter ended 30 June 2007

11. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

Group	30 Jun 07 S$ Mil (Unaudited)	30 Jun 06 S$ Mil (Unaudited)
Profit before tax	**1,086.8**	950.8
Adjustments for		
Depreciation and amortisation	**474.0**	465.7
Exceptional items	**24.6**	(2.5)
Interest and investment income	**(97.8)**	(33.3)
Finance costs	**92.0**	102.4
Share of tax of associated and joint venture companies	**189.1**	136.4
EBITDA	**1,768.7**	1,619.5

12. WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Group	30 Jun 07 '000 (Unaudited)	30 Jun 06 '000 (Unaudited)
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	**15,891,930**	16,690,073
Adjustment for dilutive effect of share options	**16,235**	19,274
Adjustment for dilutive effect of SingTel Performance Share Plan	**45,138**	36,032
Weighted average number of ordinary shares for calculation of diluted earnings per share	**15,953,303**	16,745,379

The weighted average number of ordinary shares in issue had been adjusted to exclude the number of treasury shares held by the Trust.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the first quarter ended 30 June 2007

13. GROUP'S BORROWINGS AND DEBT SECURITIES

Group	30 Jun 07 S$ Mil (Unaudited)	31 Mar 07 S$ Mil (Audited)
Unsecured borrowings		
Repayable within one year	[redacted]	[redacted]
Repayable after one year		
	6,741.7	6,467.5
Secured borrowings		
Repayable within one year	[redacted]	[redacted]
Repayable after one year		
	0.5	0.9
	6,742.2	6,468.4

Secured borrowings comprised finance lease liabilities.

14. SHARE CAPITAL AND OTHER EQUITY INFORMATION

	30 Jun 07	
Group and Company	Number of shares Mil (Unaudited)	Share capital S$ Mil (Unaudited)
Balance as at 1 Apr 07	**15,905.5**	**2,562.1**
Issue of shares on exercise of share options	**4.6**	**11.0**
Balance as at 30 Jun 07	**15,910.1**	**2,573.1**

(a) Changes to share capital

In the current quarter ended 30 June 2007, the Company issued 4,548,399 ordinary shares upon the exercise of 2,020,800 share options under the Singapore Telecom Share Option Scheme 1999 (at exercise prices of between S$1.39 and S$2.97 per share) and the exercise of 1,522,650 share options (giving rise to the issue of 2,527,599 SingTel shares) under the Optus Executive Option Plan (at an exercise price of A$3.63 for 1.66 shares). On the exercise of options under the Optus Executive Option Plan, SingTel shares are issued to the Optus option holder in the ratio of 1.66 SingTel shares per share option.

(b) Outstanding share options

The number of outstanding share options under the Singapore Telecom Share Option Scheme 1999 as at 30 June 2007 was 36,046,750 (30 June 2006: 64,962,787).

There was no outstanding share options under the Optus Executive Option Plan as at 30 June 2007 as the options have expired on 24 May 2007. As at 30 June 2006, the number of outstanding share options was 3,375,950.

The total number of shares that may be issued on conversion of all the outstanding share options as at 30 June 2007 was 36,046,750 (30 June 2006: 70,566,864).

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the first quarter ended 30 June 2007

14. SHARE CAPITAL AND OTHER EQUITY INFORMATION (Continued)

(c) Performance shares
As at 30 June 2007, the number of outstanding performance shares under the SingTel Performance Share Plan was 80,395,146 (30 June 2006: 93,612,731).

15. NET ASSET VALUE

	Group As at		Company As at	
	30 Jun 07 (Unaudited)	31 Mar 07 (Audited)	30 Jun 07 (Unaudited)	31 Mar 07 (Audited)
Net asset value per ordinary share	**140.08¢**	131.20¢	**74.43¢**	73.57¢

As at balance sheet date, the number of ordinary shares of the Group used for the above calculation had been adjusted to exclude the number of treasury shares held by the Trust.

16. CONTINGENT LIABILITIES

(a) Guarantees
As at 30 June 2007,

(i) The Group and Company provided bankers' guarantees and insurance bonds of S$146.9 million and S$19.2 million (31 March 2007: S$138.3 million and S$18.7 million) respectively.

(ii) The Company provided a guarantee for a S$650 million loan facility entered into by a wholly owned subsidiary. The facility matures in September 2009 and S$650 million was fully drawn down as at 30 June 2007.

(b) Claim by Seven Network Limited
As previously reported, in 2002, Seven Network Limited and one of its subsidiary companies ("**Seven**") commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited ("**Optus Vision**", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited.

The proceedings alleged anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision alleged breaches of the Trade Practice Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts. Seven claimed damages, injunctions and other orders. Optus Vision filed a cross-claim against Seven, alleging misleading and deceptive conduct and breaches of contract by Seven.

The hearing of the case commenced in September 2005 and concluded in October 2006.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the first quarter ended 30 June 2007

16. CONTINGENT LIABILITIES (Continued)

(b) Claim by Seven Network Limited (continued)

On 27 July 2007, the Federal Court judge dismissed all of Seven's claims, including those against Optus and Optus Vision. Optus Vision was successful on its cross-claim, although it will not receive damages. Costs orders for recovery of Optus' legal costs are expected to be confirmed in September 2007. Seven has a right to appeal the judgment within 21 days after final orders (including costs orders) are made.

(c) Disputes concerning international telecommunications traffic

As previously reported, Optus is in dispute with certain international service providers and an international carrier regarding amounts due under contracts. Optus is vigorously defending all these claims.

(d) Other commercial disputes

Optus (and certain subsidiary companies) is in dispute with third parties regarding certain transactions entered into in the ordinary course of business. Some of these disputes involve legal proceedings relating to the contractual obligations of the parties and / or representations made, including the amounts payable by Optus' companies under the contracts and claims against Optus' companies for compensation for alleged breach of contract and/or representations. Optus is vigorously defending all these claims.

17. GROUP SEGMENT INFORMATION

For the first quarter ended 30 June 2007

Primary reporting format – Geographical segment

Group - 2007 (Unaudited)	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	1,093.9	2,424.9	48.0	-	3,566.8
Inter-segment revenue	15.3	-	23.5	(38.8)	-
Operating revenue	1,109.2	2,424.9	71.5	(38.8)	3,566.8
Segment results	350.8	245.7	7.6	15.8	619.9
Other income	20.6	15.7	0.4	(14.0)	22.7
Profit before exceptional items	371.4	261.4	8.0	1.8	642.6
Exceptional items					
- allocated	0.7	-	(26.5)	-	(25.8)
- unallocated					1.2
Profit on operating results					618.0
Share of results of associated and joint venture companies	17.9	(0.2)	445.3	-	463.0
Profit before interest, investment income and tax					1,081.0
Interest and investment income					97.8
Finance costs					(92.0)
Profit before tax					1,086.8

17. GROUP SEGMENT INFORMATION (Continued)

For the first quarter ended 30 June 2007

Primary reporting format – Geographical segment (continued)

Group - 2006 (Unaudited)	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	1,006.4	2,187.1	34.6	-	3,228.1
Inter-segment revenue	13.0	-	22.4	(35.4)	-
Operating revenue	1,019.4	2,187.1	57.0	(35.4)	3,228.1
Segment results	328.3	209.6	3.2	7.8	548.9
Other income	18.6	16.6	2.2	(12.1)	25.3
Compensation from IDA	84.3	-	-	-	84.3
Profit / (Loss) before exceptional items	431.2	226.2	5.4	(4.3)	658.5
Exceptional items	0.2	-	2.3	-	2.5
Profit on operating results					661.0
Share of results of associated and joint venture companies	13.8	(7.5)	352.6	-	358.9
Profit before interest, investment income and tax					1,019.9
Interest and investment income					33.3
Finance costs					(102.4)
Profit before tax					950.8

18. DIVIDENDS

No dividends have been recommended in the current quarter ended 30 June 2007. No dividends were recommended or declared for the same period last year.

OTHER INFORMATION

19. C2C UPDATE

On 20 June 2003, the Company announced that it had notified C2C, its then subsidiary, of the cancellation of its commitment to C2C under a convertible loan agreement entered into in conjunction with a secured credit facility made available to C2C ("**Convertible Loan**"). The undrawn portion of the Convertible Loan as at the date of cancellation stood at US$164 million (31 March 2007: US$164 million). The Company had also announced that, on a without prejudice basis and subject to agreeing terms, it was prepared to consider committing additional funds to C2C if it was in the interests of all parties, including the Company.

Despite the Company's proposal and whilst the lenders indicated that they would continue to work towards a consensual restructuring, the lenders of C2C issued a notice to the Company calling upon it to disburse to C2C the US$164 million under the Convertible Loan agreement. The Company announced that it was not obliged to so disburse in view of the cancellation.

On 12 January 2004, the Company announced that SingTel and C2C had reached agreement-in-principle with C2C's lenders regarding the consensual restructuring of C2C's secured credit facility. Since the date the agreement-in-principle was reached, there has been a material change to the composition of the lenders. The new lenders appointed receivers and managers (the "Receivers") over all the shares of C2C pursuant to a Security Over Shares Agreement executed by C2C Holdings Pte Ltd (the holding company of C2C) in favour of the lenders. Following the exercise by the Receivers of their powers of sale, C2C Holdings Pte Ltd's shares in C2C were sold by the Receivers to C2C Group Limited, which is owned by the major creditors of C2C. The sale of C2C's shares was completed in early August 2006. Following the sale, C2C is no longer a subsidiary of the Company.

On 18 May 2007, the Company further announced that it had reached agreement with, inter alia, C2C on all the outstanding issues in relation to the restructuring of C2C. As part of the arrangements agreed upon, the Company has agreed to purchase cable capacity worth US$164 million from C2C over a period of five years from 2007. The conditions precedent to the agreement were satisfied by June 2007.

20. Acquisition of Warid Telecom (Private) Limited ("Warid Telecom").

On 28 June 2007, the Company announced that it has entered into an agreement with Warid Telecom and certain shareholders of Warid Telecom to acquire an interest of 30 per cent in Warid Telecom for a cash consideration of approximately S$1.16 billion (US$758 million). The consideration is subject to adjustment, on completion of the acquisition and if the ratio of new shares to existing shares changes. The completion is conditional upon the fulfilment of certain conditions precedent.

21. Proceedings before the Komisi Pengawas Persaingan Usaha Republik Indonesia ("KPPU")(Republic of Indonesia Commission for Supervision of Business Competition)

On 29 June 2007, the Company announced that SingTel and its wholly-owned subsidiary, Singapore Telecom Mobile Pte Ltd, had been called by the KPPU to attend before it for an examination concerning the allegation of a violation by Temasek Business Group of Article 27(a) of Law No.5 of 1999 relating to business competition matters.

22. The financial position as at 30 June 2007 and the results and cash flows for the first quarter ended 30 June 2007 presented in this announcement have not been audited, but have been reviewed by Deloitte & Touche in accordance with the *Singapore Standard on Review Engagements 2410 ("SSRE 2410") – Review of Interim Financial Information Performed by the Independent Auditor of the Entity* (see review opinion on page 21 of this announcement).

23. REVIEW OF PERFORMANCE OF THE GROUP

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2007.

24. WHERE A FORECAST, OR A PROSPECT STATEMENT, HAS BEEN PREVIOUSLY DISCLOSED TO SHAREHOLDERS, ANY VARIANCE BETWEEN IT AND THE ACTUAL RESULTS.

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2007.

25. A COMMENTARY AT THE DATE OF THE ANNOUNCEMENT OF THE SIGNIFICANT TRENDS AND COMPETITIVE CONDITIONS OF THE INDUSTRY IN WHICH THE GROUP OPERATES AND ANY KNOWN FACTORS OR EVENTS THAT MAY AFFECT THE GROUP IN THE NEXT OPERATING PERIOD AND THE NEXT 12 MONTHS.

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2007.

CONFIRMATION BY THE BOARD

On behalf of the Board of Directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the Board of Directors of the Company which may render the financial statements for the first quarter ended 30 June 2007 to be false or misleading.

On behalf of the Board of Directors

Nicky Tan Ng Kuang	**Chua Sock Koong**
Chairman of Audit Committee	Director

Singapore
13 August 2007

The Board of Directors
Singapore Telecommunications Limited
31 Exeter Road
#18-00, Comcentre
Singapore 239732

13 August 2007

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES
REVIEW OF THE INTERIM FINANCIAL INFORMATION AS OF AND FOR THE FIRST QUARTER ENDED 30 JUNE 2007

Introduction

We have performed a review on certain interim financial information of Singapore Telecommunications Limited ("SingTel" or the "Company") and its subsidiaries (collectively known as the "Group") as of 30 June 2007 and for the First Quarter ended 30 June 2007. Such interim financial information has been prepared by SingTel for announcement on the Singapore Exchange and the Australian Stock Exchange.

The Directors are responsible for the preparation and presentation of the interim financial information in accordance with Financial Reporting Standard 34 Interim Financial Reporting ("FRS 34"). Our responsibility is to express a conclusion to this interim financial information based on our review.

The interim financial information is set out in the attached pages of SingTel's announcement and comprises the following:-

- Consolidated Income Statements for the First Quarter ended 30 June 2007 and 30 June 2006;
- Balance Sheets of the Group and Company as at 30 June 2007 and 31 March 2007;
- Statements of Changes in Equity for the Group and the Company for the First Quarter ended 30 June 2007 and 30 June 2006;
- Consolidated Cash Flow Statements for the First Quarter ended 30 June 2007 and 30 June 2006;
- Selected notes to the interim financial statements for the First Quarter ended 30 June 2007 and 30 June 2006 (comprising Basis of Preparation, Comparative Figures, Other Income, Depreciation and Amortisation, Exceptional Items, Interest and Investment Income, Finance Costs, Tax Expense and Other Income Statement Items);
- Earnings Per Share of the Group (basic and diluted) for the First Quarter ended 30 June 2007 and 30 June 2006;
- Additional Information on the Group's Borrowings and Debt Securities as at 30 June 2007 and 31 March 2007;
- Earnings Per Share of the Group (basic and diluted) for the First Quarter ended 30 June 2007 and 30 June 2006;
- Net Asset Value per ordinary share of the Group and Company as at 30 June 2007 and 31 March 2007;
- Share Capital and Other Equity Information as at 30 June 2007 and 31 March 2007;
- Contingent Liabilities;
- Group Segment Information for the First Quarter ended 30 June 2007 and 30 June 2006;
- Dividends; and
- Other Information.

Scope of Review

We conducted our review in accordance with the Singapore Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Singapore Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with FRS 34.

Yours faithfully

Deloitte & Touche
Certified Public Accountants

Singapore

Lorinda Leung

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ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	14-Aug-2007
Time	08:41:16
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SGX App 7.2 Announcement

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Tuesday, August 14, 2007 6:41 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 488528 as follows:
Release Time: 14-Aug-2007 at 08:41:14
ASX Code: SGT
Announcement Title: SGX App 7.2 Announcement

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Miscellaneous
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Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 06:30:49
Announcement No.	00008

>> Announcement Details
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Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2007 - Management Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows
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Attachments:	1stqtr-MDA.pdf Total size = **738K** (2048K size limit recommended)

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SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE FIRST QUARTER ENDED 30 JUNE 2007

The financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards, which are the same, in material respects, to International Financial Reporting Standards. The financial statements for the period ended, and as at, 30 June 2007 are unaudited.

For all pages, "@" denotes more than +/- 500%, "" denotes less than +/- S$500,000 or A$500,000 and "**" denotes less than +/- 0.05%, unless otherwise indicated.*

*See **Appendix 1** for details of restatements for the comparative quarters for consistency of presentation with the current quarter. The restatements have no impact on the net profit of the Group.*

Table Of Contents

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2007

- Operating revenue up a strong 11% to S$3.57 billion.
- Pre-tax ordinary profit from associates grew 33% to S$656 million (including additional quarter of Globe's profit of S$64 million in June 2006 quarter).
- IDA compensation fully amortised in last financial year.
- Excluding IDA compensation, underlying net profit up 15% to S$868 million and EPS rose a strong 21% to 5.46 cents.
- Free cash flow of S$556 million, with S$344 million from the Singapore operations, S$124 million (A$102 million) from the Australia operations and S$88 million from the associates.

SECTION I : GROUP

	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun Restated 2006 S$ m	YOY Chge %
Operating revenue	**3,567**	**3,228**	**10.5**
Operating expenses	(2,473)	(2,214)	11.7
(ex- Cost of Sales)	*(2,021)*	*(1,803)*	*12.1*
Operational EBITDA	**1,117**	**1,040**	**7.4**
Operational EBITDA margin	***31.3%***	***32.2%***	
Share of associates' pre-tax profit	**652**	**495**	**31.7**
- ordinary operations	**656**	**495**	**32.5**
- exceptional items	**(4)**	**-**	**nm**
EBITDA	**1,769**	**1,620**	**9.2**
(ex- IDA compensation)	*1,769*	*1,535*	*15.2*
Exceptional items	**(25)**	**3**	**nm**
Underlying net profit	**868**	**837**	**3.7**
(ex- IDA compensation)	*868*	*753*	*15.3*
Net profit	**927**	**840**	**10.4**
Free cash flow	**556**	**462**	**20.5**
Underlying earnings per share (S cents)	**5.46**	**5.01**	**9.0**
(ex- IDA compensation)	*5.46*	*4.51*	*21.1*
Basic earnings per share (S cents)	**5.83**	**5.03**	**15.9**

	As at 30 Jun 2007 S$ m	As at 31 Mar 2007 S$ m	As at 30 Jun 2006 S$ m
Total assets	**34,464**	**32,659**	**34,116**
Shareholders' funds	**22,277**	**20,847**	**21,849**
Net debt [(1)]	**5,717**	**5,895**	**4,656**
Net debt gearing ratio [(2)]	***20.4%***	***22.0%***	***17.6%***
Net debt to EBITDA	***0.81X***	***0.88X***	***0.72X***
Interest cover:			
- EBITDA/net interest expense [(3)]	***24.1X***	***21.3X***	***23.4X***

Notes:

(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedging balances.

(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.

(3) Net interest expense refers to interest expense less interest income.

SECTION I : GROUP

GROUP SUMMARY INCOME STATEMENTS

For The First Quarter Ended 30 June 2007

	Quarter 30 Jun				
	2007 SingTel S$ m	2007 Optus S$ m	2007 Group S$ m	Restated 2006 Group S$ m	YOY Chge %
Operating revenue	**1,161**	**2,406**	**3,567**	**3,228**	**10.5**
Operating expenses	(661)	(1,812)	(2,473)	(2,214)	11.7
	499	595	1,094	1,015	7.8
Other income	7	15	23	25	-10.3
Operational EBITDA	**507**	**610**	**1,117**	**1,040**	**7.4**
- EBITDA margin	***43.7%***	***25.4%***	***31.3%***	***32.2%***	
Compensation from IDA	-	-	-	84	nm
Share of results of associates					
- ordinary operations	656	*	656	495	32.5
- exceptional items	(4)	-	(4)	-	nm
	652	*	652	495	31.7
EBITDA	**1,159**	**610**	**1,769**	**1,620**	**9.2**
Depreciation & amortisation	(120)	(354)	(474)	(466)	1.8
EBIT	**1,039**	**256**	**1,295**	**1,154**	**12.2**
Net finance income /(expense)					
- net interest expense	(47)	(27)	(74)	(69)	6.1
- other finance income/ (expense)	86	(7)	79	*	nm
	40	(34)	6	(69)	nm
Profit before exceptional items	**1,078**	**222**	**1,301**	**1,085**	**19.9**
Exceptional items	(25)	-	(25)	3	nm
Profit before tax	**1,054**	**222**	**1,276**	**1,087**	**17.4**
Tax expense	(281)	(68)	(349)	(248)	40.8
Profit after tax	**773**	**155**	**927**	**840**	**10.4**
Minority interests	*	-	*	*	-
Net profit	**773**	**155**	**927**	**840**	**10.4**
Net profit	**773**	**155**	**927**	**840**	**10.4**
Exclude :					
Exceptional items	25	-	25	(3)	nm
Currency translation gain (2)	(84)	-	(84)	-	nm
Underlying net profit	**713**	**155**	**868**	**837**	**3.7**
Underlying net profit *(ex- IDA compensation)*	***713***	***155***	***868***	***753***	***15.3***

Notes:

(1) Unless otherwise stated, the presentation of income statements in this document is consistent with prior periods. For income statements presented in accordance with FRS 1, ***Presentation of Financial Statements***, please refer to "SGX Appendix 7.2 Announcement".

(2) The currency translation gain, net of hedging, arose from a capital reduction exercise undertaken by SingTel Australia Investment Ltd (**"SAI"**), a wholly owned subsidiary of SingTel. See Section II, page 31.

SECTION I : GROUP

DIVISIONAL TOTALS

	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun Restated 2006 S$ m	YOY Chge %
Operating revenue by division:			
Singapore Telco	1,010	917	10.1
IT (NCS)	151	135	11.5
SingTel/ Singapore Business	1,161	1,052	10.3
Optus	2,406	2,176	10.6
Group	**3,567**	**3,228**	**10.5**
Operational EBITDA by division:			
Singapore Telco	499	467	6.9
IT (NCS)	17	15	20.0
Singapore Business	516	481	7.3
International Business/ Corporate/ Group Function	(10)	(9)	10.2
SingTel	507	472	7.3
Optus	610	568	7.5
Group	**1,117**	**1,040**	**7.4**
Operational EBITDA margins by division:			
Singapore Telco	*49.4%*	*50.9%*	
IT (NCS)	*11.5%*	*10.7%*	
Singapore Business	***44.5%***	***45.7%***	
SingTel	***43.7%***	***44.9%***	
Optus	***25.4%***	***26.1%***	
Group	***31.3%***	***32.2%***	

Operational EBITDA margin for the Singapore Telco business increased 1.9 percentage points to 49.4% compared to the preceding March quarter. However, it was 1.5 percentage points lower year-on-year due to higher Traffic and Selling and Administrative expenses. The margin for the IT business improved slightly to 11.5% from 10.7% a year ago. Overall, the margin for the Singapore Business was 44.5%, down 1.2 percentage points from a year ago.

Optus maintained its operational EBITDA (in Australian Dollar terms) but margin declined by 0.7 percentage point to 25.4%, reflecting higher costs associated with targeted acquisition and re-contracting of mobile subscribers.

Consequently, the Group's operational EBITDA margin for the quarter declined 0.9 percentage point to 31.3% from 32.2% a year ago. Against the preceding March quarter, the decrease was 1.1 percentage points.

SECTION I : GROUP

REVIEW OF GROUP OPERATING PERFORMANCE

For The First Quarter Ended 30 June 2007

The results of the Group for the first quarter ended 30 June 2007 were impacted by the cessation of IDA compensation income with effect from 1 April 2007. The total compensation of S$2.36 billion received from IDA in 1997 and 2000 had been accounted as 'Deferred Income' in the Balance Sheet and recognised as income on a straight line basis over seven years from 1 April 2000 to 31 March 2007. The amortised income recorded in the comparative quarter ended 30 June 2006 amounted to S$84 million.

In spite of the cessation of IDA compensation income, net profit for the first quarter of the financial year was up 10% to S$927 million. Underlying net profit (excluding IDA compensation) increased 15% or S$115 million to S$868 million. Earnings per share (EPS) on the same basis was up 21% to 5.46 cents as the Group benefited from a lower share base after the capital reduction exercise in September 2006.

About 90% of the increase in the Group's underlying net profit was largely driven by the stellar profit growth of Bharti and Telkomsel. The overall associates' post-tax contributions were up 29% or S$104 million. This increase was despite the inclusion of an extra quarter of Globe's profit of S$44 million in the June quarter last year which was to align its accounting period for the purpose of consolidation.

Bharti reported a solid operational performance on the back of another record quarterly subscriber growth. Its post-tax profit contribution to the Group of S$158 million was almost double that from a year ago. Telkomsel's post-tax profit contribution rose 29% year-on-year. Overall, the associates contributed 53% to the Group's underlying net profit (excluding IDA compensation), up 5 percentage points from 48% a year ago.

Compared to the preceding quarter, net profit was down 6.3% due mainly to higher tax expense. In the preceding March quarter, the Group had benefited from a one-off exceptional deferred tax credit of S$38 million as well as tax savings of S$60 million resulting from the 2% reduction in the Singapore corporate tax rate.

Both the Singapore and Australian businesses posted double-digit operating revenue growth, the highest quarterly growth in recent years. The Group's revenue had benefited from the Australian Dollar strengthening by nearly 7% in the quarter as compared to the same quarter last year. In Australian Dollar terms, Optus reported a 3.5% increase in operating revenue but in Singapore Dollar terms, the growth recorded was 11%. Revenue for the Singapore Business rose 10%. Consequently, the Group's operating revenue for the first quarter was up 11% to S$3.57 billion. Compared to a quarter ago, operating revenue increased 5.4%.

Operational EBITDA was up 7.4% to S$1.12 billion. The margin on revenue fell 0.9 percentage point to 31.3% from 32.2% a year earlier.

Boosted by robust contributions from the associates, the Group's EBITDA rose 9.2% to S$1.77 billion. Optus accounted for 35% of the Group's EBITDA, comparable to the same quarter last year.

SECTION I : GROUP

The net finance income was S$6 million after including an exceptional S$84 million of currency translation gain. The gain arose from a reduction of the Australian Dollar denominated share capital of SingTel Australia Investment Ltd ("**SAI**"), a wholly owned subsidiary. SAI holds 100% of equity interest in Singapore Telecom Australia Investments Pty Limited ("**STAI**"), the investment holding company of Optus (see Section II – page 31). Excluding this translation gain, the net finance cost would be S$78 million, higher than the S$69 million recorded a year earlier. The increase was primarily attributable to lower interest income as cash balances fell following the payments of dividends and capital reduction in the second half of the last financial year.

Free cash flow was S$556 million, up 21% from the same quarter last year. Against the preceding quarter, however, free cash flow fell 40% due to lower operating cash flow caused mainly by working capital changes.

On a proportionate basis, operations outside Singapore accounted for 76% of the Group's enlarged revenue and 74% of the proportionate EBITDA.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2007 were as follows:

	Quarter		
	30 Jun 2007 S$ m	**Restated 31 Mar 2007 S$ m**	**QOQ Chge %**
Operating revenue	**3,567**	**3,384**	**5.4**
SingTel	1,161	1,156	0.4
Optus	2,406	2,229	8.0
Operating expenses	(2,473)	(2,319)	6.7
Operational EBITDA	**1,117**	**1,096**	**1.9**
Operational EBITDA margin	***31.3%***	***32.4%***	
SingTel	*43.7%*	*40.3%*	
Optus	*25.4%*	*28.3%*	
Profit before exceptional items and tax	**1,301**	**1,181**	**10.1**
(ex- IDA compensation)	*1,301*	*1,097*	*18.6*
Net profit	**927**	**989**	**-6.3**
Underlying net profit	**868**	**971**	**-10.6**
(ex- IDA compensation)	*868*	*886*	*-2.1*
Free cash flow	**556**	**920**	**-39.6**

SECTION I : GROUP

OUTLOOK FOR THE CURRENT FINANCIAL YEAR

The guidance issued earlier with the results for the financial year ended 31 March 2007 is affirmed with the following updates:

Following the strong growth momentum in the first quarter, the operating revenue for the Singapore Business for the current financial year is expected to grow at single-digit level from improved Mobile Communications, Data and IT revenues. To support the increased business activities, additional capital expenditure will be required and the capital expenditure to revenue ratio is expected to be in low double-digits.

Please refer to **Appendix 5** for further details on the outlook for the current financial year.

GROUP OPERATING REVENUE

	Quarter 30 Jun				
	2007 SingTel S$ m	2007 Optus S$ m	2007 Group S$ m	Restated 2006 Group S$ m	YOY Chge %
By Products And Services					
Mobile communications	317	1,115	1,432	1,288	11.2
Data and Internet	335	395	730	626	16.7
National telephone	108	472	580	574	1.1
IT and engineering	151	125	276	241	14.4
Sale of equipment	56	184	240	212	13.1
International telephone	156	53	210	198	5.9
Cable television	-	40	40	37	10.1
Others (1)	38	21	60	53	12.5
Total	**1,161**	**2,406**	**3,567**	**3,228**	**10.5**
Operating revenue			3,567	3,228	10.5
Associates proportionate revenue (2)			1,480	1,404	5.4
Group's proportionate revenue			**5,047**	**4,633**	**8.9**

Notes:

(1) Comprise revenue from paging services, maritime and land mobile, lease of satellite transponders as well as other miscellaneous revenue.

(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

SECTION I : GROUP

Operating Revenue Mix By Services	Quarter 30 Jun 2007 Mix	Quarter 30 Jun Restated 2006 Mix
Mobile communications	40.1%	39.9%
Data and Internet	20.5%	19.4%
National telephone	16.3%	17.8%
IT and engineering	7.7%	7.5%
Sale of equipment	6.7%	6.6%
International telephone	5.9%	6.1%
Others	2.8%	2.8%
	100.0%	100.0%

The Group's operating revenue was up 11% to S$3.57 billion, with SingTel registering an increase of 10% and Optus (in Singapore Dollar terms) recording a growth of 11%. Operating revenue from Australia accounted for 67% of the Group's total operating revenue, consistent with the same quarter last year.

Mobile Communications continued to be the largest revenue stream, contributing 40% to the Group's revenue. National Telephone revenue contributed 16% of total operating revenue, down 1.5 percentage points from a year earlier.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue was up 8.9% to S$5.05 billion. However, if the additional quarter of Globe's revenue was excluded in June 2006 quarter, the Group's enlarged revenue would be up a higher 14%.

SECTION I : GROUP

GROUP OPERATING EXPENSES
(Before depreciation and amortisation)

	Quarter 30 Jun				
	2007 SingTel S$ m	2007 Optus S$ m	2007 Group S$ m	Restated 2006 Group S$ m	YOY Chge %
Selling & administrative	148	628	777	652	19.1
Traffic expenses	194	510	704	662	6.3
Staff costs	164	303	467	428	9.0
Cost of sales	133	319	452	411	10.0
Repair & maintenance	25	52	76	66	16.0
Others	(3)	*	(3)	(6)	-49.2
Total	661	1,812	2,473	2,214	11.7

	Quarter 30 Jun	
As a percentage of operating revenue	2007	Restated 2006
Selling & administrative	21.8%	20.2%
Traffic expenses	19.7%	20.5%
Staff costs	13.1%	13.3%
Cost of sales	12.7%	12.7%
Repair & maintenance	2.1%	2.0%
Others	-0.1%	-0.2%
	69.3%	68.6%

The Group's operating expenses were up 12% to S$2.47 billion and constituted 69% of operating revenue, comparable to the same quarter last year. Selling & Administrative expenses rose 19% mainly due to increased selling costs in Optus from its mobile promotions. It was the largest expense category at 22% of operating revenue for the quarter, up nearly 2 percentage points from a year ago.

SECTION I : GROUP

GROUP SUMMARY BALANCE SHEETS

	As at		
	30 Jun	31 Mar [1]	30 Jun [1]
	2007	2007	2006
	S$ m	S$ m	S$ m
Current assets (excluding cash)	3,594	2,894	3,648
Cash and bank balances	2,047	1,390	3,079
Non-current assets	28,823	28,374	27,389
Total assets	**34,464**	**32,659**	**34,116**
Current liabilities	3,980	3,687	4,799
Non-current liabilities	8,204	8,122	7,465
Total liabilities	**12,184**	**11,809**	**12,265**
Net assets	**22,280**	**20,850**	**21,851**
Share capital	2,573	2,562	4,781
Reserves	19,704	18,285	17,067
Share capital and reserves	**22,277**	**20,847**	**21,849**
Minority interest	3	3	3
	22,280	**20,850**	**21,851**

Note:
(1) The comparatives have been restated to be consistent with the presentation as at 30 June 2007.

Share capital fell significantly from S$4.78 billion a year ago to S$2.57 billion due to the capital reduction exercise in September 2006.

GROUP LIQUIDITY AND GEARING

	As at		
	30 Jun	31 Mar	30 Jun
	2007	2007	2006
	S$ m	S$ m	S$ m
Gross debt			
Current debt	528	197	1,427
Non-current debt	6,214	6,272	5,743
Gross debt as reported in balance sheet	6,742	6,468	7,170
Related net hedging liability	1,021	817	565
	7,763	7,285	7,735
Less: Cash and bank balances	(2,047)	(1,390)	(3,079)
Net debt	**5,717**	**5,895**	**4,656**
Gross debt gearing ratio [1]	***25.8%***	***25.9%***	***26.1%***
Net debt gearing ratio	***20.4%***	***22.0%***	***17.6%***

Note:
(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

SECTION I : GROUP

The Group's gross debt (net of hedging) as at 30 June 2007 amounted to S$7.76 billion, which was S$478 million higher than a quarter ago. This was primarily due to net bank borrowings of S$303 million in the quarter, with the balance movement attributable mainly to translation and fair value adjustments of bonds and related derivative instruments under FRS 39.

Net debt gearing fell 1.6 percentage points to 20.4% from 22.0% a quarter ago due to higher cash balance.

SECTION I : GROUP

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			
	30 Jun 2007 S$ m	30 Jun 2006 S$ m	31 Mar 2007 S$ m	YOY chge %
Net cash inflow from operating activities				
Profit before tax	**1,276**	**1,087**	**1,162**	**17.4**
Non-cash items	(149)	(36)	(55)	311.0
Operating cashflow before working capital changes	1,127	1,051	1,107	7.2
Changes in operating assets and liabilities	(190)	(254)	220	-25.2
	937	**797**	**1,327**	**17.5**
Cash paid to employees under performance share plans	(10)	(5)	-	95.9
Tax paid on operating activities	(4)	(5)	(7)	-15.2
Operating cashflow before dividends from associates	924	788	1,320	17.2
Dividends received from associates	97	87	86	10.8
Withholding tax paid on dividend received	(9)	(8)	(9)	7.6
	1,012	**867**	**1,396**	**16.7**
Net cash outflow from investing activities				
Payment for purchases of property, plant and equipment	(456)	(406)	(476)	12.3
Proceeds from sale of property, plant and equipment	*	2	4	nm
(Investment in associates)/ Repayment of loans to associates	(2)	(3)	10	-35.5
Net sale proceeds from trading investments	-	27	100	nm
Proceeds from disposal of available-for-sale financial assets	*	11	-	nm
Withholding tax paid on interest received by SAI from STAI	(59)	-	-	nm
Others *(interest received etc)*	14	48	31	-71.6
	(502)	**(323)**	**(330)**	**55.8**
Net cash inflow/ (outflow) from financing activities				
Net increase/ (decrease) in borrowings	303	(82)	(593)	nm
Net interest paid on borrowings and swaps	(150)	(135)	(59)	10.6
Interim dividends paid to SingTel shareholders	-	-	(585)	-
Proceeds from share issue	11	7	21	64.2
Purchase of performance shares	(31)	(28)	(8)	9.2
Others	-	-	*	-
	134	**(239)**	**(1,223)**	**nm**
Net increase/ (decrease) in cash & cash equivalents	**643**	**306**	**(158)**	**110.0**
Exchange effects on cash and cash equivalents	14	2	3	@
Group cash and cash equivalents at beginning	**1,390**	**2,770**	**1,544**	**-49.8**
Group cash and cash equivalents at end	**2,047**	**3,078**	**1,390**	**-33.5**
Free cash flow (ex-associates' dividends)	**468**	**382**	**844**	**22.4**
Free cash flow	**556**	**462**	**920**	**20.5**
Cash capex to operating revenue	***13%***	***13%***	***14%***	

SECTION I : GROUP

Operating cash flow for the quarter ended 30 June 2007 amounted to S$1.01 billion, up 17% or S$144 million from a year ago due mainly to stronger operational performance. However, it fell 28% or S$384 million from a quarter ago mainly as a result of changes in working capital arising from payment of annual bonuses and changes in timing of trade receipts and payments.

Net cash outflow for investing activities was S$502 million, with S$456 million paid for capital expenditure. Capital expenditure as a percentage of operating revenue was 13%, comparable with the last corresponding quarter. The withholding tax payment of S$59 million in the quarter arose from a payment of interest expense on inter-company loans by STAI to SAI (see Section II – page 35)[1].

Free cash flow was S$556 million, 21% higher than the same quarter last year primarily due to higher operating cash flow partially offset by increased capital expenditure. Compared to a quarter ago, free cash flow fell 40% due mainly to lower operating cash flow as result of working capital changes.

The cash inflow for financing activities in the quarter amounted to S$134 million as the cash inflow from borrowings of S$303 million by Optus was partially offset by interest repayments of S$150 million.

Ending cash balance increased by S$657 million to S$2.05 billion from a quarter ago.

[1] For this document, SAI and STAI are consolidated and reported in Section II. Material inter-company transactions, cash flows and balances between STAI or SAI and Optus are eliminated in the Group's financials.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2007

- **Operating revenue up 10% to S$1.16 billion.**
- **Operational EBITDA margin at 43.7% — down 1.2 percentage points.**
- **Pre-tax ordinary profit from associates up a strong 50% to S$656 million (excluding the additional quarter of Globe's profit of S$64 million in June 2006 quarter).**
- **EBITDA (excluding IDA compensation) up 19% to S$1.16 billion.**
- **Underlying net profit (excluding IDA compensation) up 14% to S$713 million.**

SECTION II : SINGTEL

	Quarter 30 Jun		YOY
	2007 S$ m	Restated 2006 S$ m	Chge %
Operating revenue	**1,161**	**1,052**	**10.3**
Singapore Telco Business	*1,010*	*917*	*10.1*
IT Business	*151*	*135*	*11.5*
Operating expenses	(661)	(589)	12.3
(ex- Cost of Sales)	*(528)*	*(474)*	*11.4*
Operational EBITDA	**507**	**472**	**7.3**
Operational EBITDA margin	***43.7%***	***44.9%***	
Singapore Telco Business	*49.4%*	*50.9%*	
IT Business	*11.5%*	*10.7%*	
Singapore Business	***44.5%***	***45.7%***	
Share of associates' pre-tax earnings	**652**	**503**	**29.8**
-ordinary operations	**656**	**503**	**30.6**
-exceptional items	**(4)**	**-**	**nm**
EBITDA	**1,159**	**1,059**	**9.4**
(ex- IDA compensation)	*1,159*	*975*	*18.9*
Exceptional Items	**(25)**	**3**	**nm**
Underlying net profit	**713**	**710**	**0.5**
(ex- IDA compensation)	*713*	*626*	*14.0*
Net profit	**773**	**713**	**8.3**
Free cash flow	**432**	**397**	**9.0**

Note:

(1) SingTel figures as stated under Section II are after elimination of inter-company transactions and cash flows within the Group except for transactions and cash flows with Optus. Material inter-company transactions, cash flows and balances between SingTel and Optus are eliminated in the Group's financials under Section I.

SECTION II : SINGTEL

SINGTEL SUMMARY INCOME STATEMENTS
For The First Quarter Ended 30 June 2007

	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun Restated 2006 S$ m	YOY Chge %
Operating revenue	**1,161**	**1,052**	**10.3**
Operating expenses	(661)	(589)	12.3
	499	464	7.7
Other income	7	9	-17.0
Operational EBITDA	**507**	**472**	**7.3**
-EBITDA margin	*43.7%*	*44.9%*	
Compensation from IDA	-	84	nm
Share of results of associates			
- ordinary operations	656	438	49.7
- ordinary operations of Globe's Mar '06 quarter	-	64	nm
- exceptional items	(4)	-	nm
	652	503	29.8
EBITDA	**1,159**	**1,059**	**9.4**
Depreciation & amortisation	(120)	(123)	-2.0
EBIT	**1,039**	**937**	**10.9**
Net finance income / (expense)			
- net interest expense	(47)	(32)	46.7
- net investment income	86	2	@
	40	(30)	nm
Profit before exceptional items	**1,078**	**907**	**18.9**
Exceptional items	(25)	3	nm
Profit before tax	**1,054**	**910**	**15.8**
Taxation	(281)	(196)	43.2
Profit after tax	**773**	**713**	**8.3**
Minority interests	*	*	-
Net profit	**773**	**713**	**8.3**
Net profit	**773**	**713**	**8.3**
Exclude :			
Exceptional items	25	(3)	nm
Currency translation gain [1]	(84)	-	nm
Underlying net profit	**713**	**710**	**0.5**
Underlying net profit (ex- IDA compensation)	**713**	**626**	**14.0**

Note:
(1) The currency translation gain, net of hedging, arose from a capital reduction exercise undertaken by SingTel Australia Investment Ltd ("SAI"), a wholly owned subsidiary of SingTel. See page 31.

SECTION II : SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

For The First Quarter Ended 30 June 2007

Growth momentum in the preceding quarters and a stronger domestic economy have helped to propel operating revenue for the Singapore Business to S$1.16 billion for the first quarter ended 30 June 2007, up 10% from a year ago. Revenues for both the Singapore Telco and IT businesses were up.

The Singapore Telco business, which contributed 87% to the Singapore Business revenue, rose 10% year-on-year to S$1.01 billion. Data & Internet rose by 13% and Mobile Communications grew 14%. Despite increased competitive pressures that caused average collection rates to fall steeply, International Telephone grew by 6.8% year-on-year and 4.0% quarter-on-quarter. IT revenue was up 12%.

On a sequential quarterly basis, operating revenue for the Singapore Business was stable. The increase of 4.2% in revenue for the Singapore Telco business was offset by IT revenue which fell 19% due mainly to cyclical factors.

Operating expenses increased 12% to S$661 million in the quarter. Traffic expense and Cost of Sales accounted for nearly two-thirds of the increase.

Operational EBITDA was up 7.3% to S$507 million, and margin on operating revenue was 43.7%, 1.2 percentage points lower compared to 44.9% a year ago.

Contributions from the associates, particularly Bharti and Telkomsel, continued to drive earnings growth. Excluding the additional quarter of Globe's pre-tax profit of S$64 million recorded in the June 2006 quarter, the share of pre-tax ordinary profit contribution grew a stellar 50% to S$656 million this quarter. Including the share of exceptional loss of S$4 million, the share of pre-tax profit of associates was up 30% to S$652 million.

The higher associates' contribution drove EBITDA up 9.4% to S$1.16 billion, notwithstanding the cessation of IDA compensation this quarter. On a comparable basis, EBITDA rose 19%.

Net finance income for the quarter amounted to S$40 million. Excluding the exceptional translation gain of S$84 million arising from the capital reduction of SAI (see page 31), net finance cost would be S$44 million compared to S$30 million for the comparative quarter last year. The increase in finance cost was due to lower interest income resulting from lower cash balances following the payments for dividend and capital reduction in the second half of the last financial year.

The exceptional loss in the quarter comprised mainly impairment charges of S$28 million in respect of non-current investment.

Tax expense rose 43% or S$85 million year-on-year as the withholding taxes provided for the dividend income from Telkomsel was up S$22 million. A one-off tax adjustment of S$12 million in respect of Bharti's additional provision also increased the tax expense. The tax expense for the preceding quarter was a low S$92 million as it included an exceptional tax credit of S$38 million for the reduction of deferred tax liability as well as tax savings of S$60 million relating to the first three quarters of the last financial year following a reduction in the Singapore corporate tax rate from 20% to 18%.

SECTION II : SINGTEL

Underlying net profit (excluding IDA compensation, translation gain and other exceptional items) was up by 14% to S$713 million. Compared to a quarter ago, it was stable with higher taxes.

Free cash flow in the quarter amounted to S$432 million, up 9.0% from a year ago attributable mainly to higher operating cash flow.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2007 are as follows:

	Quarter		
		Restated	
	30 June 2007 S$ m	31 Mar 2007 S$ m	QOQ Chge %
Operating revenue	**1,161**	**1,156**	**0.4**
Singapore Telco Business	*1,010*	*969*	*4.2*
IT Business	*151*	*187*	*-19.1*
Operating expenses	(661)	(706)	-6.3
Operational EBITDA	**507**	**465**	**8.9**
Operational EBITDA margin	***43.7%***	***40.3%***	
Singapore Telco Business	*49.4%*	*47.5%*	
IT Business	*11.5%*	*11.2%*	
Singapore Business	***44.5%***	***41.6%***	
Share of pre-tax profit of associates	**652**	**543**	**20.2**
Profit before exceptional items and tax	**1,078**	**914**	**18.0**
(ex- IDA compensation)	*1,078*	*830*	*30.0*
Underlying net profit	**713**	**784**	**-9.1**
(ex- IDA compensation)	*713*	*700*	*1.9*
Free cash flow	**432**	**439**	**-1.6**

SECTION II : SINGTEL

OPERATING REVENUE

SINGTEL	Quarter 30 Jun				YOY
	2007		Restated 2006		Chge
	S$ m	Mix %	S$ m	Mix %	%
Data and Internet	335	29	296	28	12.9
Mobile communications	317	27	278	26	13.9
International telephone	156	13	147	14	6.8
IT and engineering	151	13	135	13	11.5
National telephone	108	9	115	11	-6.3
Sale of equipment	56	5	49	5	13.2
Others (1)	38	3	32	3	21.3
Total	1,161	100	1,052	100	10.3

Note:
(1) Comprises revenue from paging services, maritime & land mobile revenue, lease of satellite transponders as well as other miscellaneous revenue.

Data and Mobile Communications contributed 29% and 27% to total operating revenue respectively, up 1 percentage point each correspondingly from a year ago. National Telephone, however, recorded a 6.3% decline in revenue with its contribution down by 2 percentage points to 9% of SingTel's revenue.

SECTION II : SINGTEL

Data and Internet

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Data services			
Local leased circuits [1]	100	89	12.2
Managed services [2]	53	45	17.4
International leased circuits (ILC)	45	42	7.9
Others [3]	38	34	11.2
	236	**210**	**12.3**
Internet related			
Broadband [4]	74	64	16.4
SingTel Internet Exchange (STiX) [5]	11	9	23.9
Narrowband and others	14	14	-0.7
	99	**86**	**14.4**
Total	**335**	**296**	**12.9**

Key Drivers - Internet related	Quarter 30 Jun 2007	Quarter 31 Mar 2007	Quarter 30 Jun 2006
Number of broadband lines (000s) [6]	**438**	**421**	**372**
Singapore broadband penetration rate [7]	***68%***	***65%***	***57%***
Broadband market share [8]	***53.7%***	***53.4%***	***54.1%***
Number of paying Internet dial up customers (000s)	**49**	**55**	**71**

Notes:
(1) Include resale of overseas local leased circuits.
(2) Include ATM, MEG@POP, Global Corporate IP, Frame Relay, Facility Management and Managed Hosting Services.
(3) Include VSAT, DTE/ DCE, digital video broadcasting etc.
(4) Include revenue from Internet access under mio plans.
(5) Include inter-company sales to Optus of S$3.6 million (Q1 2006: S$2.3 million) for the first quarter ended 30 June 2007.
(6) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines but excluding leased lines and other broadband access.
(7) Total estimated ADSL and cable lines divided by total number of households (Source: IDA).
(8) Based on total SingTel ADSL lines divided by total ADSL and cable lines in the population. Market share information based on IDA's published statistics.

Overall Data and Internet revenue for the quarter grew 13% on a year-on-year basis to S$335 million. Compared to a quarter ago, Data and Internet revenue grew 4.7%.

Data revenue for the quarter amounted to S$236 million. This was 12% higher compared to the same quarter last year and 5.7% higher against the preceding quarter.

SECTION II : SINGTEL

Local leased circuit revenue, the largest component at 42% (Q1 2006: 42%) of Data services, grew 12% year-on-year and 4.3% against the preceding quarter.

Managed services were up 17% and was the second largest component at 23% (Q1 2006: 22%) of Data services. The increase was attributable mainly to higher sales of Global Corporate IP and Facility Management services.

International Leased Circuits (ILC) revenue contributed 19% (Q1 2006: 20%) of Data services and was up 7.9% year-on-year and 6.4% quarter-on-quarter. Demand for bandwidth continued to be robust as sales volume increased by about a quarter from a year ago. The prices for higher bandwidth circuits showed signs of stability in the quarter.

Internet revenue for the quarter grew 14% to S$99 million. Against the preceding quarter, it was up 2.4%. Broadband revenue contributed 75% (Q1 2006: 74%) to Internet revenue and rose 16% year-on-year to S$74 million. Compared to the preceding quarter, however, it was stable as the "no-frills" plans which offered lower subscription rates continued to gain traction in the quarter.

As at 30 June 2007, there were 438,000 broadband lines. This was an increase of 4.0% or 17,000 lines from 421,000 lines a quarter ago. Compared to a year ago, the increase was 66,000 lines or 18%.

Despite intense market competition, SingTel retained its market leadership for broadband in Singapore. Market share in the broadband Internet market as at 30 June 2007 was 53.7%, up slightly from 53.4% a quarter ago.

SECTION II : SINGTEL

Mobile Communications

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun Restated 2006 S$ m	YOY Chge %
Cellular service [1] [2]	317	278	13.9

Key Drivers	Quarter 30 Jun 2007	Quarter Restated 31 Mar 2007	Quarter Restated 30 Jun 2006
Number of mobile subscribers (000s)			
Prepaid	660	552	409
Postpaid	1,286	1,270	1,210
Total	**1,945**	**1,822**	**1,619**
MOUs per subscriber per month [3]			
Prepaid	164	110	89
Postpaid	392	389	368
Average revenue per subscriber per month [3] [4] **(S$ per month)**			
Prepaid	13	14	14
Postpaid [1]	92	86	87
Blended [1]	**67**	**64**	**67**
Data services as % of ARPU [1] [5]	***28%***	***28%***	***23%***
Acquisition cost per postpaid subscriber (S$)	**242**	**223**	**231**
Postpaid external churn per month [6]	*0.8%*	*0.8%*	*0.8%*
Singapore mobile penetration rate [7]	***111.2%***	***106.8%***	***96.9%***
Singapore mobile subscribers ('000s) [7]	***4,988***	***4,789***	***4,218***
Market share [7]			
Prepaid	*31.7%*	*28.9%*	*28.6%*
Postpaid	*44.2%*	*44.1%*	*43.4%*
Overall	***39.0%***	***38.0%***	***38.4%***

Notes:

(1) Since 1 April 2007, the postpaid mobile roaming revenue, which is part of Mobile Communications, has been recorded on a gross basis instead of net of outpayments. Correspondingly, ARPU has been computed based on gross mobile roaming revenue. The comparatives for Mobile Communications and ARPU have been restated to be consistent with the presentation in the current quarter. The change does not have an impact on net profit of the Group or SingTel. See **Appendix 1**.

(2) Cellular service revenue is determined net of bill rebates and net of prepaid sales discount, and includes revenue earned from mio plans. It excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.

(3) Based on average subscribers, calculated as the simple average of opening and closing subscribers.

(4) ARPU includes revenue earned from international telephone calls. For prepaid, ARPU is computed net of sales discounts.

(5) Include revenue from SMS, *SEND, MMS and other data services.

SECTION II : SINGTEL

(6) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect their service (both voluntary and the Company's initiated churn) as a percentage of the average subscribers.

(7) Source: IDA.

In spite of the highly saturated mobile market in Singapore and intense competitive pressures, Mobile Communications revenue for the quarter amounted to S$317 million, up a strong 14% year-on-year and 7.7% quarter-on-quarter.

Prepaid mobile share as at 30 June 2007 grew 2.8 percentage points to 31.7%, a result of SingTel's efforts to strengthen its distribution presence and boost its value proposition, particularly for the foreign worker segment. The prepaid subscriber base grew by a record 108,000 subscribers. Together with the net addition of 16,000 postpaid subscribers, the total number of mobile subscribers was up 124,000 to 1.95 million as at 30 June 2007.

The number of 3G subscribers was up by 78,000 or 17% from a quarter ago to 544,000. This represented 42% of SingTel's postpaid mobile base as at 30 June 2007 as compared to 37% a quarter ago. The adoption rate was boosted by the increased availability of attractive 3G handsets at affordable prices.

Prepaid usage increased by more than 80% as a result of traffic stimulation from international call promotions. The increase in traffic volume was offset by the reduction in local call tariffs and dilution from new customers, resulting in a decline of 3.7% in prepaid ARPU. Postpaid ARPU was up 6.2% due to increased usage of roaming, data and content services.

Data services accounted for 28% of ARPU, up from 23% a year ago and stable from a quarter ago. These strong trends reflected our success in migrating customers to 3G and encouraging the increased use of non-voice services.

Postpaid churn remained at 0.8% in the quarter.

Acquisition cost per subscriber was up 8.5% to S$242 from a quarter ago due to the higher cost of acquiring 3G subscribers.

SECTION II : SINGTEL

International Telephone (1)

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
International (incl Malaysia) call revenue	122	117	4.0
Inpayments and net transit	35	30	17.6
Total	**156**	**147**	**6.8**
International Telephone outpayments	**54**	**45**	**20.0**
Net	**103**	**102**	**0.9**
Margin %	***66%***	***69%***	

Key drivers	Quarter 30 Jun 2007	Quarter 31 Mar 2007	Quarter 30 Jun 2006
International telephone outgoing minutes (m mins) (excl Malaysia)	**368**	**323**	**263**
Average collection rate - net basis (S$/ min) (excl Malaysia)	**0.286**	**0.314**	**0.388**

Note:

(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

International Telephone revenue was up 6.8% this quarter attributable to both higher international call revenue and inpayments/ net transit.

International telephone outgoing traffic (excluding Malaysia) increased by a significant 40% from a year ago due partly to higher international telephone calls to "free IDD" destinations[2] like Bangladesh and India. The higher volume of "free IDD" calls had caused the average collection rate to fall 26% year-on-year.

Inpayments were stable but net transit was up due to higher transit traffic and better transit margin.

On a sequential quarterly basis, International Telephone revenue grew 4.0%.

Year-on-year, margins narrowed by 3 percentage points to 66% due to increased outpayments resulting from higher outgoing traffic.

[2] Prepaid mobile subscribers are charged based on local usage only. Revenue from prepaid mobile local usage is classified under Mobile Communications.

SECTION II : SINGTEL

IT and Engineering ("IT&E") (1)

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
IT & Engineering revenue (1)	151	135	11.5

Note:
(1) Generated mainly by NCS and its subsidiaries. Included billings to Optus of approximately S$18 million (Q1 2006: S$11 million) for the first quarter ended 30 June 2007.

NCS benefited from the buoyant regional economies in the current quarter ended 30 June 2007. Revenue grew 12% on the back of higher contribution from systems integration and product resale. On a sequential basis, however, operating revenue fell 19% due to cyclical factors as IT spending seasonally peaked in the March quarter.

Operating revenue outside Singapore continued to grow strongly, with healthy increases seen particularly in Australia and China in the first quarter.

The order books remain healthy. NCS continues to focus on markets in the Asia Pacific and the Middle East regions. During the quarter, it clinched a number of significant contracts in Qatar, China and Hong Kong. In Singapore, it continued to lead in the government sector, with major wins in a number of ministries and government agencies.

SECTION II : SINGTEL

National Telephone

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Direct exchange line (DEL)			
- rental	45	46	-3.5
- traffic	27	31	-13.6
	71	77	-7.5
Others [1]	41	42	-1.0
	112	119	-5.2
Inter-company eliminations	(4)	(3)	30.3
	108	115	-6.3

Key Drivers	Quarter 30 Jun 2007	Quarter 31 Mar 2007	Quarter 30 Jun 2006
Fixed working lines ('000s) [2]			
Residential	1,006	1,016	1,045
Business	756	759	753
Total	1,762	1,774	1,798
Singapore fixed line penetration rate [3]	*41.2%*	*41.3%*	*42.4%*
Singapore fixed working lines ('000s) [3]	1,847	1,854	1,843
Fixed line market share [3]	*95.4%*	*95.7%*	*97.5%*

Notes:
(1) Include revenue from enhanced telephone services, payphones, DEL interconnect and call management services such as 1900/1800 call services, Telepoll and mio voice.
(2) Fixed working lines refer to Direct Exchange Lines (DEL) and mio voice.
(3) Source: IDA.

National Telephone revenue fell 6.3% to S$108 million in the quarter as the number of fixed lines fell 2.0% from a year ago. Voice (particularly from payphones) and data traffic both declined due to increasing broadband usage, mobile substitution and competition.

On a sequential quarterly basis, National Telephone revenue declined by 3.0%.

SECTION II : SINGTEL

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun Restated 2006 S$ m	YOY Chge %
Traffic expenses	194	165	17.6
Staff costs	164	157	4.7
Selling & administrative	148	132	12.1
Cost of sales	133	115	16.4
Repairs & maintenance	25	24	2.5
Others [(1)]	(3)	(4)	-19.0
Total	661	589	12.3

As a percentage of operating revenue	Quarter 30 Jun 2007	Quarter 30 Jun Restated 2006
Traffic expenses	16.7%	15.7%
Staff costs	14.1%	14.9%
Selling & administrative	12.8%	12.6%
Cost of sales	11.5%	10.9%
Repairs & maintenance	2.1%	2.3%
Others	-0.3%	-0.4%
Total	57.0%	55.9%

Note:
(1) Include government grants and recoveries of costs.

Operating expenses increased 12% or S$73 million year-on-year but fell 6.3% from a quarter ago.

Traffic expenses were up 18% or S$29 million to S$194 million. This was the largest expense category at 16.7% of operating revenue in the quarter, up 1.0 percentage point from a year ago.

SECTION II : SINGTEL

Traffic Expenses

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun Restated 2006 S$ m	YOY Chge %
International Telephone outpayments	54	45	20.0
Mobile roaming outpayments [1]	67	57	16.8
Total outpayments	121	102	18.2
Leases [2]	59	51	15.4
Interconnect	15	13	20.8
	194	**165**	**17.6**

Notes:

(1) Mobile roaming outpayments were recognised as operating expenses with effect from this quarter. In prior periods, the expenses were net against mobile roaming revenue under Mobile Communications.

(2) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and leased circuit charges.

See page 24 for an analysis of International Telephone outpayments relative to inpayments.

Outpayments for international calls made on fixed lines were up 20% due largely to higher outgoing traffic. Mobile roaming outpayments grew 17% on higher roaming traffic.

Year-on-year, lease expenses were up 15% or S$8 million. Compared to the preceding quarter, lease charges were stable. The lease charges in the preceding March quarter had included S$5 million for the cost of re-routing traffic disrupted by the Taiwan earthquake.

The higher lease charges were partly attributable to increased leases of satellite circuits in view of SingTel's alliance with a leading global maritime, IT and communications company in February 2007 to sell mobile satellite services. To support the revenue growth in international data, leases for cable, backhaul as well as overseas ILC were increased in the quarter.

Interconnect expenses were up 21% to S$15 million attributable mainly to higher volume of inter-operator SMS.

SECTION II : SINGTEL

Staff Costs

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Gross staff costs	160	141	13.2
Performance share cost [1]	7	7	1.5
Capitalisation of staff cost	(2)	(3)	-20.7
Retrenchment cost	*	12	nm
Total, net	**164**	**157**	**4.7**

Key Drivers	Quarter 30 Jun 2007	Quarter 31 Mar 2007	Quarter 30 Jun 2006
SingTel average number of staff	9,595	9,566	9,593
Revenue per staff (S$'000) [2]	121	121	110
As at end of period:			
Number of staff			
NCS Group	3,256	3,225	3,043
SingTel and subsidiary companies	6,394	6,310	6,350
SingTel	**9,650**	**9,535**	**9,393**
Optus	**9,886**	**9,897**	**9,988**
Total Group	**19,536**	**19,432**	**19,381**

Notes:

(1) Performance share expense for a share grant is amortised and recognised in the income statement on a straight line basis over the vesting period of 3 years from the date of the grant.

(2) Based on average employee numbers.

Year-on-year, staff costs were up due mainly to additional provision for bonus and annual salary increments partially offset by lower retrenchment costs. In addition, some provision for staff costs no longer required were written back in the same quarter last year. Compared to the preceding quarter, staff costs were stable.

As at 30 June 2007, the headcount for SingTel was 9,650, representing an increase of 257 or 2.7% from a year ago and 115 or 1.2% from a quarter ago. The higher headcount from a year earlier was mainly in NCS Group due to its expansion overseas.

SECTION II : SINGTEL

Selling & Administrative Expenses

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Selling & administrative expenses	148	132	12.1

Year-on-year, Selling & Administrative expenses for the quarter rose 12% or S$16 million. The increase was partly due to higher subscriber acquisition and retention costs for broadband, in line with the higher number of gross additions and re-contract customers this quarter. In addition, higher marketing and promotion expenses were incurred to support the new growth segments as well as prepaid mobile. Against the preceding quarter, Selling and Administrative expenses declined 12%.

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Depreciation of property, plant and equipment	118	121	-2.1
Amortisation	2	2	-
	120	123	-2.0
Depreciation as a percentage of operating revenue	*10.2%*	*11.5%*	

For the quarter ended 30 June 2007, depreciation fell 2.1% or S$3 million. With lower depreciation and higher operating revenue, depreciation as a percentage of operating revenue fell 1.3 percentage points to 10.2%.

Net Finance Income / (Expense)

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Net Interest expense:			
- Interest income	15	31	-50.0
- Interest expense	(62)	(62)	-0.8
	(47)	(32)	46.7
Other finance income:			
- FRS 39 fair value adjustments [1]	*	*	nm
- Investment gain [2]	*	2	nm
- Currency translation gain	84	-	nm
- Foreign exchange gain (net)	2	*	nm
	86	2	@
Net finance income / (expense)	40	(30)	nm

Notes:

(1) Adjustment arose from the revaluation of trading investments at fair values at balance sheet date under FRS 39, ***Financial Instruments: Recognition and Measurement***.

(2) Comprise mainly dividend income and realised gains or losses on disposals of investments held for resale.

Interest income fell by 50% from a year ago as cash balances fell following the payments of dividends and capital reduction in the second half of the last financial year. Interest expense remained stable at S$62 million for the quarter.

An exceptional realised currency translation gain, net of hedging, of S$84 million was recorded in the quarter. This translation gain arose from SAI reducing its Australian Dollar denominated share capital by A$300 million after receiving interest paid by STAI (see page 35). The translation gain represents the difference between the amount of share capital returned by SAI and the historical cost of investment in Singapore Dollar terms by its shareholders.

SECTION II : SINGTEL

Exceptional Items [1]

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Dilution gains on associates	3	3	-
Recovery of loan previously written off	1	-	nm
Provision for impairment of non-current investment	(28)	-	nm
Write off of negative goodwill on acquisition of subsidiary from Optus (eliminated at Group)	-	*	nm
Total	(25)	3	nm

Note:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.

For the current quarter, the exceptional items mainly relate to impairment charges incurred in respect of non-current investment.

Tax expense

SINGTEL	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Taxation			
Withholding taxes on dividend income from associates [1]			
- Telkomsel	57	35	63.6
Current and deferred taxes (a)	66	67	-0.5
Tax credit of inter-company interest expense	(32)	(42)	-24.1
	92	60	53.2
Share of taxes of associates			
- *share of ordinary tax* (b)	177	136	29.8
- Bharti's one-off tax adjustment for prior periods	12	-	nm
	189	136	38.8
Total	**281**	**196**	**43.2**
Effective tax rates based on :			
SingTel reported profits before tax (ex-Optus)	*26.7%*	*21.6%*	
SingTel profits (ex-Optus and associates)			
Profit before tax	1,054	910	
Exclude :			
Compensation from IDA	-	(84)	
Share of associates' profits	(652)	(503)	
Fair value adjustments	*	*	
Exceptional items	25	(3)	
Currency translation gain	(84)	-	
Adjusted pre-tax profits (c)	342	320	
Effective tax rate (a)/(c)	*19.4%*	*20.8%*	
Applicable statutory tax rate	*18.0%*	*20.0%*	
Share of associates' profits			
Share of results from ordinary operations (d)	656	503	
Effective tax rate (b)/(d)	*26.9%*	*27.1%*	

Note:

(1) Withholding taxes are deducted at source when dividends are remitted by the overseas associates. For accounting purpose, the dividend income and related withholding taxes are accrued when declared by the associates. Dividend income has no impact on the income statement of the Group as they are eliminated at Group. The cash inflows upon the receipt of dividend are shown in Section IV.

In this quarter, a net deferred tax credit of S$32 million (Q1 2006: S$42 million) was recognised on the current quarter's interest expense provided by STAI on its loan from SAI. The inter-company interest income/ expenses and loans were eliminated at Group.

SECTION II : SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			YOY
	30 Jun 2007 S$ m	30 Jun 2006 S$ m	31 Mar 2007 S$ m	Chge %
Net cash inflow from operating activities				
Profit before tax	1,054	910	895	15.8
Non-cash items	(539)	(428)	(422)	25.9
Operating cashflow before working capital changes	514	481	473	6.9
Changes in operating assets and liabilities	(58)	(106)	88	-46.0
	457	375	561	21.9
Cash paid to employees under performance share plans	(10)	(5)	-	95.9
Tax paid on operating activities	(4)	(4)	(7)	-11.4
Operating cash flow before dividends from associates	443	365	554	21.3
Dividends received from associates	97	87	86	10.8
Withholding tax paid on dividends received	(9)	(8)	(9)	7.6
	531	445	630	19.5
Net cash inflow/ (outflow) from investing activities				
Loan to STAI from Optus [1]	430	-	-	nm
Withholding tax paid on interest received by SAI from STAI	(59)	-	-	nm
Payment for purchases of property, plant and equipment	(99)	(48)	(192)	106.0
Proceeds from sale of property, plant and equipment	*	2	4	nm
(Net investment in assoc) /Repayment of loans from assoc	(1)	-	10	nm
Net sale proceeds from trading investments	-	27	100	nm
Proceeds from disposal of available-for-sale investments	*	11	-	nm
Others *(dividends and interest received etc)*	10	31	16	-67.4
	281	22	(62)	@
Net cash outflow from financing activities				
Net decrease in borrowings	*	*	*	nm
Net interest paid on borrowings and swaps	(112)	(92)	(19)	21.9
Interim dividends paid to shareholders	-	-	(585)	-
Proceeds from share issue	11	7	21	64.2
Purchase of performance shares	(18)	(15)	(8)	26.0
Others	-	-	*	-
	(119)	(100)	(590)	19.7
Net increase /(decrease) in cash and cash equivalents	693	367	(21)	89.1
SingTel cash and cash equivalents at beginning	1,230	2,631	1,250	-53.2
Exchange effects on cash and cash equivalents	5	-	1	nm
SingTel cash and cash equivalents at end	1,929	2,997	1,230	-35.7
Free cash flow	432	397	439	9.0
Free cash flow (excluding dividends from associates)	344	317	352	8.4
Cash capex to operating revenue	*8.5%*	*4.6%*	*16.6%*	

Note:
(1) This inter-company loan was eliminated at the Group level.

SECTION II : SINGTEL

Operating cash flow for the quarter ended 30 June 2007 was S$531 million, up 20% from the same quarter last year, due largely to improvement in operational performance and working capital management.

Cash inflow from investing activities was S$281 million in the quarter, with S$430 million (A$347 million) of inter-company loan received by STAI (the immediate holding company of Optus) from Optus. A withholding tax of S$59 million was paid by SAI on interest income received from STAI. The inter-company interest repayment was eliminated within SingTel.

Capital expenditure for the quarter amounted to S$99 million, almost double that of a year ago. At 8.5% of operating revenue, the capital expenditure was up 3.9 percentage points from a year ago. Free cash flow was S$432 million, up 9.0% from the same quarter last year as operating cash flow rose faster than capital expenditure.

Net cash outflow for financing activities of S$119 million arose mainly from interest payments. In the preceding quarter, S$585 million of interim dividend for the previous financial year ended 31 March 2007 was paid.

Overall cash and cash equivalents increased S$699 million from a quarter ago to S$1.93 billion as at 30 June 2007.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2007

- **Operating revenue up 3.5%.**
- **Operational EBITDA up 0.6%.**
- **Operational EBITDA margin at 25.4% -- down 0.7 percentage points.**
- **Underlying net profit of A$122 million -- up 12%.**
- **Free cash flow of A$102 million -- up 89%.**

	Quarter 30 June		YOY
	2007 A$ m	2006 A$ m	Chge %
Operating revenue	1,898	1,834	3.5
Operational EBITDA	481	478	0.6
Operational EBITDA margin	*25.4%*	*26.1%*	
EBIT	202	183	10.5
Underlying net profit	122	109	12.3
Net profit	122	385	-68.3
Free cash flow	102	54	89.2

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The First Quarter Ended 30 June 2007

	Quarter 30 June 2007 A$ m	Quarter 30 June 2006 A$ m	YOY Chge %
Operating revenue	**1,898**	**1,834**	**3.5**
Operating expenses	(1,429)	(1,370)	4.3
	469	464	1.0
Other income	12	14	-12.2
Operational EBITDA	**481**	**478**	**0.6**
- EBITDA margin	***25.4%***	***26.1%***	
Share of results of joint ventures	*	(6)	nm
EBITDA	**481**	**472**	**1.9**
Depreciation & amortisation	(279)	(289)	-3.5
EBIT	**202**	**183**	**10.5**
Net finance expense	(26)	(31)	-14.0
Profit before exceptional items and tax	**176**	**152**	**15.5**
Exceptional items	-	276	nm
Profit before tax	**176**	**428**	**-59.0**
Tax expense	(54)	(43)	23.6
Net profit	**122**	**385**	**-68.3**
Net profit	**122**	**385**	**-68.3**
Exclude:			
Exceptional items	-	(276)	nm
Underlying net profit	**122**	**109**	**12.3**

Optus Mobile results continued to be disclosed as a division, consistent with general industry practice. Optus fixed line revenues have been presented in accordance with the organisational structure by customer segments.

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE
For The First Quarter Ended 30 June 2007

In the first quarter, Optus delivered an increase in operating revenue of 3.5% and maintained its market position and operational EBITDA.

The revenue growth was achieved notwithstanding a decline in off-net fixed telephony revenues, reflecting the actions taken to exit the unprofitable resale business, and the ACCC mandated reduction in mobile termination rates from 15 cents to 12 cents per minute from 1 January 2007.

Optus remains committed to its strategy of maintaining scale, managing costs and investing for growth.

Optus continues to leverage its capped offerings in both fixed and mobile to grow its customer base. In May 2007, Optus implemented an extensive Black & White national advertising campaign which focuses on building customer awareness of the value offered by Optus' capped mobile plans. This campaign signalled Optus' changing gears in the consumer market with a ramp up of its subscriber acquisition activity.

The strategy contributed 27,000 net additions in postpaid mobile customers in the quarter. In June 2007, Optus also refreshed its Turbo prepaid mobile plans by revising the tariffs and expanding tribal type benefits to encourage more on-net usage. Overall, Optus Mobile added 65,000 new mobile subscribers while ARPUs were held stable despite the higher cap penetration this quarter.

On 12 July 2007, Optus announced the launch of Optus Fusion, Australia's first combined phone and broadband capped plan. For a fixed monthly amount, Optus Fusion offers customers unlimited local and national calls, unlimited calls to Optus mobiles, and fast broadband. It is available to Optus customers on ULL and cable networks and is a significant step taken by Optus to improve competition in the fixed line market, with a focus on expanding its on-net customer base.

As at 30 June 2007, the total number of broadband subscribers was 834,000, up 53,000 from a quarter ago. The total ULL telephony subscriber base reached 131,000, with 38,000 added in the quarter.

Operational EBITDA was stable year-on-year. Margin was 25.4%, down 0.7 percentage points from the last corresponding quarter due mainly to lower mobile margins that reflected higher costs associated with the targeted acquisition and recontracting activity of mobile postpaid customers.

Underlying net profit for the quarter increased 12% to A$122 million as a result of lower depreciation and interest expenses, as well as a reduction in the share of joint venture losses.

Free cash flow amounted to A$102 million, up 89% due primarily to positive working capital management and lower capital expenditure.

The exceptional items of A$276 million in the quarter ended 30 June 2006 related mainly to an accounting gain on sale by Optus of its interest in Southern Cross Cables Holdings Limited (part of the Southern Cross Cable Consortium) to a subsidiary of SingTel.

SECTION III : OPTUS

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2007 were as follows:

	Quarter		QOQ Chge
	30 Jun 2007 A$ m	31 Mar 2007 A$ m	%
Operating revenue	**1,898**	**1,861**	**2.5**
Operating expenses	(1,429)	(1,340)	6.6
Operational EBITDA	**481**	**524**	**-8.2**
Operational EBITDA margin	***25.4%***	***28.3%***	
Mobile	*34%*	*39%*	
Business & wholesale fixed	*21%*	*22%*	
Consumer & SMB fixed	*9%*	*8%*	
Profit before exceptional items and tax	**176**	**222**	**-20.9**
Underlying net profit	**122**	**155**	**-21.0**
Free cash flow	**102**	**400**	**-74.5**

Operating revenue increased 2.5% compared to the preceding quarter with Mobile, Business and Wholesale Fixed divisions reporting higher revenues. Mobile revenue growth was driven by an aggressive customer acquisition strategy with capped plan offers.

Operational EBITDA declined this quarter by 8.2%, with margin 2.9 percentage points lower, due to higher subscriber acquisition costs and a higher mix of equipment sales which had lower margins.

The lower free cash flow relative to the preceding quarter was a result of lower EBITDA, higher capital expenditure, and movements in working capital.

SECTION III : OPTUS

DIVISIONAL TOTALS

	Quarter 30 June 2007 A$ m	Quarter 30 June 2006 A$ m	YOY Chge %
Operating revenue by division:			
Mobile	1,044	1,014	3.0
Optus Business Fixed	307	288	6.5
Optus Wholesale Fixed	152	143	6.9
Consumer and SMB Fixed	401	400	0.4
Less inter-divisional revenue [(1)]	(6)	(11)	-38.1
Total	**1,898**	**1,834**	**3.5**
Operational EBITDA by division:			
Mobile	350	355	-1.5
Optus Business and Wholesale Fixed	96	87	11.2
Consumer and SMB Fixed	35	36	-4.1
Total	**481**	**478**	**0.6**
Operational EBITDA margins by division:			
Mobile	*34%*	*35%*	
Optus Business and Wholesale Fixed	*21%*	*20%*	
Consumer and SMB Fixed	*9%*	*9%*	
Total	***25.3%***	***26.1%***	

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and SMB fixed, and Optus Business fixed and preselected customers.

In the quarter, the Mobile division contributed 55% to total revenue, consistent with the last corresponding quarter. Its contribution to operational EBITDA, however, decreased to 73% from 74% a year ago.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 30 June 2007 A$ m	Quarter 30 June 2006 A$ m	YOY Chge %
Mobile communications revenue [1]			
Outgoing service revenue	701	664	5.5
Incoming service revenue	199	212	-6.2
Service revenue	900	876	2.7
Equipment	144	138	5.0
	1,044	1,014	3.0
Operational EBITDA [2]	350	355	-1.5
- EBITDA margin	*34%*	*35%*	

Key Drivers	Quarter 30 Jun 2007	Quarter 31 Mar 2007	Quarter 30 Jun 2006	YOY Chge %
Number of mobile subscribers (000s)				
Prepaid	3,835	3,797	3,647	5.2
Postpaid	2,967	2,940	2,908	2.0
Total	6,802	6,737	6,555	3.8
Mobile penetration rate [3]	*99%*	*99%*	*98%*	
MOUs per subscriber per month [4]				
Prepaid	70	71	61	15.4
Postpaid	167	158	160	4.6
ARPU per month (A$) [4]				
Prepaid	24	25	22	10.0
Postpaid	70	71	71	-1.8
Blended	44	45	44	0.7
Data as a % of service revenue	*27%*	*26%*	*21%*	
Market (000s) [5]	20,801	20,603	20,177	3.1
Market share - total [5]	*32.7%*	*32.7%*	*32.5%*	
Retail postpaid churn rate per month [6]	*1.3%*	*1.3%*	*1.3%*	
% users through wholesale	*6%*	*5%*	*9%*	
Acquisition cost per subscriber	A$159	A$116	A$146	

Notes:

(1) Includes international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total mobile market, as estimated by Optus, divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) Market size and market share figures are Optus estimates taking into account other carriers' disclosures and adjustments.
(6) Churn excluded customers transferring from postpaid to prepaid.

SECTION III : OPTUS

Operating revenue for Mobile Division grew 3.0% to A$1.04 billion.

Outgoing service revenue increased by 5.5% in the current quarter with growth in both the prepaid and postpaid market segments. Optus had a strong quarter in postpaid net adds with overall subscriber growth of 3.8% year-on-year and a significant 53% increase in the number of 3G subscribers compared to a quarter ago.

Incoming service revenue, however, decreased by 6.2% due to lower termination rates mandated by the ACCC. The average inbound mobile termination rates fell 20% from a year ago, reflecting the reduction in ACCC mandated termination rates from 15 to 12 cents. Subscriber growth, strong voice and SMS terminating traffic had partially mitigated this sharp decline in mobile termination rates.

Overall, the Mobile ARPU was generally stable year-on-year despite the increased penetration of capped plans.

Equipment revenue increased by 5%, driven by higher sales volumes which were partially offset by lower handset prices.

With aggressive acquisition activity in the quarter, subscriber acquisition costs increased 8.9% from a year ago and 37% from a quarter ago to A$159 per subscriber.

Operational EBITDA decreased marginally by 1.5%. EBITDA margin was 34%, down 1 percentage point from a year ago, which primarily reflected higher subscriber acquisition costs as a result of targeted customer acquisition and recontracting activities.

In the quarter, Optus Mobile delivered on its three key strategies to drive growth.

Firstly, Optus maintained its scale in the consumer segment. In the first quarter, Optus successfully defended its market position, increasing its mobile subscriber base by 65,000 with 27,000 net adds in postpaid. Compared to a year ago, the number of mobile subscribers was up 3.8%.

Secondly, Optus continued to stimulate SMS and other data revenue, which increased to 27% of ARPU from 26% in the preceding quarter. The proportion of non-SMS data revenue grew to 4.3% of ARPU in the current quarter, compared to 2.5% a year ago. As at 30 June 2007, 682,000 subscribers had been provisioned with 3G services.

Thirdly, Optus grew its market share in the business mobile market, with business mobile subscribers increasing by 9% compared to a year ago.

Capped plans are offered by Optus to its retail customers in the small business and consumer segments. In this quarter, around 44%[3] of total new and recontracted customers chose capped plans, significantly higher than 32% in the preceding quarter as a result of the Black & White advertising campaign. Approximately 28% of the total Optus postpaid mobile base were on capped plans as at 30 June 2007, 2% higher than a quarter ago and up from 21% a year ago. Postpaid ARPU, however, was broadly maintained, indicating that the cap penetration impact on ARPU erosion is slowing.

---

[3] These cap penetration metrics exclude customers on Optus' capped plans offered through Optus wholesale service providers. Including these customers, the percentage of total Optus postpaid customers on capped plans as of 30 June 2007 was 30% (Mar 2007: 28%), with approximately 47% of total new and recontracted customers choosing capped plans in this quarter (Mar 2007: 34%).

SECTION III : OPTUS

As announced in January 2007, Optus commenced the expansion of its new 3G mobile communications network across a wide national footprint. The new network will reach 96 per cent of the population and improve the competition for 3G services in rural and regional Australia and nationally. The network build programme will be carried out over 3 years and will be funded out of Optus' existing capital expenditure plans.

Optus has recently completed the first stage of the upgrade of its 3G mobile network sites with High-Speed Downlink Packet Access (HSDPA) technology, enabling Optus to increase the coverage of its high-speed wireless broadband services to 55 per cent of the Australian population. From June 2007, Optus has begun extending its 3G HSDPA coverage to 96 per cent of the Australian population over a 3-year period as part of its regional network build programme.

OPTUS BUSINESS & WHOLESALE FIXED DIVISIONS

	Quarter 30 June		YOY Chge
	2007 A$ m	2006 A$ m	%
Business Fixed revenue			
Voice	106	107	-1.5
Data and IP	111	101	10.1
ICT and Managed Services	90	80	12.5
Total Business Fixed revenue	**307**	**288**	**6.5**
Wholesale Fixed revenue			
Voice	41	39	3.8
Data and IP	51	43	19.5
Satellite	60	60	-
Other	*	1	nm
Total Wholesale Fixed revenue	**152**	**143**	**6.9**
Total revenue	**459**	**431**	**6.6**
Operational EBITDA [(1)]	**96**	**87**	**11.2**
- EBITDA margin	***21%***	***20%***	

Key Drivers	Quarter			YOY Chge
	30 Jun 2007	31 Mar 2007	30 Jun 2006	%
Business voice minutes (m min)	1,375	1,348	1,376	-0.1
Wholesale domestic voice minutes (m min)	368	350	367	0.1
As at end of period:				
Buildings connected [(2)]	16,114	15,801	15,204	6.0

SECTION III : OPTUS

Notes:
(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases.

Total Business and Wholesale fixed revenue grew 6.6%, with Optus Business fixed revenue up 6.5% and Optus Wholesale fixed revenue increasing by 6.9%.

Optus Business' fixed voice revenue decreased slightly due to price erosion and migration to IP.

Business Data & IP revenue increased by 10% in the first quarter underpinned by a strong 39% growth in Uecomm revenues.

ICT and Managed Services revenue increased by 13% mainly as a result of a one-off customer contract billing this quarter.

Optus continued to win major corporate deals including News Limited and Boral Limited.

Total Wholesale fixed revenue increased by 6.9% primarily driven by strong growth in Data and IP revenues as a result of the increased sales of Internet bandwidth and transmission capacity.

Operational EBITDA for the combined division grew strongly by 11% to A$96 million. EBITDA margin increased from 20% to 21%, reflecting the continued growth in Data and IP.

OPTUS CONSUMER AND SMB FIXED DIVISION

	Quarter 30 June 2007 A$ m	Quarter 30 June 2006 A$ m	YOY Chge %
On-net			
Voice	104	96	7.9
Broadband	53	41	31.8
Pay TV	32	31	3.2
Consumer Fixed on-net	**189**	**168**	**12.8**
Off-net			
Voice	113	136	-16.5
Broadband	35	29	21.1
Dial-up	8	13	-38.3
Consumer Fixed off-net	**156**	**178**	**-12.1**
Consumer Fixed revenue	**345**	**346**	**-**
SMB			
Voice	46	47	-2.9
Data and IP	10	7	47.0
SMB Fixed revenue	**56**	**54**	**3.1**
Total Consumer and SMB Fixed revenue	**401**	**400**	**0.4**
Operational EBITDA [1]	**35**	**36**	**-4.1**
- EBITDA margin	**9%**	**9%**	

Key Drivers	Quarter 30 Jun 2007	Quarter 31 Mar 2007	Quarter 30 Jun 2006	YOY Chge %
On-net ARPU (A$) [2]				
Voice	60	61	65	-7.0
Broadband	40	41	42	-6.4
Telephony customers ('000)				
HFC [3]	513	510	510	0.6
ULL [4]	131	93	26	410.5
On-net	**644**	**603**	**536**	**20.3**
Resale	559	599	656	-14.8
Long distance only	48	50	69	-30.8
Off-net	**607**	**649**	**725**	**-16.3**
HFC bundling rate [5]	*79%*	*78%*	*74%*	
Off-net bundling rate [5]	*80%*	*77%*	*85%*	
Internet customers (000s)				
On-net				
HFC broadband	365	351	307	18.8
ULL broadband [4]	96	60	13	@
Business grade broadband [6]	24	23	20	21.0
	485	434	340	42.8
Off-net				
Broadband	349	347	278	25.2
Broadband subtotal	**834**	**781**	**618**	**34.9**
Dial-up	257	266	339	-24.3
Total Internet customers	**1,091**	**1,047**	**957**	**13.9**

SECTION III : OPTUS

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) Per month, based on average HFC and ULL customers.
(3) Include customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of pay TV or cable internet.
(4) Include wholesale ULL subscribers.
(5) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony/local call resale and long distance plus at least one of cable or DSL internet, dial-up internet or pay TV).
(6) Business grade retail broadband customers were not reported prior to June 2006 quarter. Related revenue has been included within Optus Business fixed segment.

Optus has continued its ULL network rollout which, when completed and combined with the existing HFC network, will cover approximately 3.9 million Australian homes. This has started contributing to margin expansion, a trend seen in the last two preceding quarters, consistent with the increase in the ULL subscriber base. The ULL addition rate had also improved this quarter, with approximately 131,000 subscribers provisioned with services on ULL, up from 93,000 from a quarter ago. As at 30 June 2007, there were 280 ULL exchanges.

Consumer fixed on-net revenue grew by 13%. This increase was however offset by a corresponding decline in off-net revenue, resulting in an overall flat revenue growth. Consistent with the strategy to focus on on-net business growth, Optus took actions this quarter to exit the unprofitable off-net products.

SMB fixed segment showed a 3.1% increase, with total SMB revenue (fixed and mobile) growing by 3.7% to A$254 million. In June 2007, Optus launched its VoIP product to SMB customers, offering two VoIP services - Optus ipPhone Premier and Optus ipPhone Express.

Broadband revenue grew strongly by 26% in a market with an increasing mix of lower-price entry level broadband plans. As at 30 June 2007, Optus had 834,000 broadband customers (including business grade customers), an increase of 216,000 or 35% from a year ago, and up 53,000 from a quarter ago.

Reflecting the migration of customers to broadband and continuing the trends in the preceding quarters, dial-up Internet revenue fell 38%.

Compared to the same quarter last year, EBITDA was lower by A$1 million.

In June 2007, the Australian Government announced that OPEL Networks Pty Limited ("**OPEL**"), the 50:50 joint venture between Optus and Elders, had been awarded A$958 million in funding to extend high-speed broadband services to rural and regional Australia. Optus and Elders will contribute a total of A$917 million to the project in the form of A$200 million cash financing, provision of extensive infrastructure and distribution presence by the joint venture partners, and contributions in kind. The government targets the network to be built by 30 June 2009.

This project will create a competitive wholesale market that will provide affordable backhaul capacity to local Internet service providers and drive significant benefits for the rural and regional customers. The OPEL network will cover 638,000 square kilometres and deploy 1,361 broadband wireless sites. As part of the build, 312 exchanges will be activated with ADSL2+ by OPEL.

SECTION III : OPTUS

In connection with the OPEL network build under the programme, Optus will enter into contracts with OPEL for the provision of required network capacity and necessary vendor supply arrangements. The phasing of the network rollout may have an impact on Optus' capital expenditure levels in the current financial year. However, it is intended that the payments by Optus to third party vendors for the capital expenditure outlay over the period of the build will be timed to match the billings to OPEL (and corresponding drawdowns of government funding).

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 30 June		YOY Chge
	2007 A$ m	2006 A$ m	%
Interconnect	340	358	-5.2
Outpayments & other leases	62	60	3.5
Traffic expenses	402	418	-4.0
Selling & administrative	495	439	13.0
Cost of sales	251	250	0.5
Staff costs	264	253	4.4
Repairs & maintenance	41	36	14.6
Other	7	5	27.5
Capitalisation of costs (1)	(31)	(31)	1.6
Total	1,429	1,370	4.3
As a percentage of operating revenue			
Traffic expenses	21%	23%	
Selling & administrative	26%	24%	
Cost of sales	13%	14%	
Staff costs	14%	14%	
Repairs & maintenance	2%	2%	
Other	0%	0%	
Capitalisation of costs (1)	-2%	-2%	
	75%	75%	

	Quarter		
	30 Jun 2007	31 Mar 2007	30 Jun 2006
Staff statistics			
Number of employees, at end of period	9,886	9,897	9,988
Average number of employees	9,900	9,900	10,028
Revenue per employee (A$'000) (2)	192	187	183

Notes:
(1) The bulk of the capitalisation relates to staff costs.
(2) Based on average employee numbers.
(3) In the current quarter, Optus aligned the presentation of the labour costs of its ICT and Managed Services division, which were previously disclosed under Cost of sales. In addition, Pay TV programming costs and Mobile spectrum licence fees were reclassified from Cost of sales to Selling and administrative expenses. Comparatives have been restated accordingly.

SECTION III : OPTUS

Operating expenses increased by 4.3% in the current quarter, with increases in Selling & Administrative expenses offset partially by the reduction in Traffic expenses.

Selling & Administrative expenses, the largest expense category, were up 13% due mainly to higher subscriber handset subsidies in Mobile to support the aggressive customer acquisition strategy under the national Black and White advertising campaign launched in May 2007.

Traffic expenses fell by 4.0% primarily due to lower mobile termination rates partly offset by an increase in mobile traffic.

Total staff costs increased by 4.4% mainly as a result of annual salary increments. Headcount as at 30 June 2007 declined by 1.0% from a year ago.

OTHER INCOME

	Quarter 30 June		YOY Chge
	2007 A$ m	2006 A$ m	%
Sublease income	6	5	28.3
Foreign exchange (losses)/ gains	(1)	2	nm
Other	7	7	5.8
Total	12	14	-12.2

The reduction in Other Income was mainly due to foreign exchange movements.

SHARE OF RESULTS OF JOINT VENTURES

	Quarter 30 June		YOY Chge
	2007 A$ m	2006 A$ m	%
Share of ordinary loss			
Southern Cross Cable Consortium	-	(6)	nm
Bridge Mobile Alliance	*	*	nm
	*	(6)	nm

In the last corresponding quarter ended 30 June 2006, Optus sold its interest in Southern Cross Cables Holdings Limited (part of the Southern Cross Cable Consortium) to a subsidiary of SingTel, recording an exceptional accounting gain of A$276 million.

Optus continues to hold a 39.99% interest in Pacific Carriage Holdings Limited, a US-based legal entity of the Southern Cross Cable Consortium. Equity accounting for the results of this investment had been suspended during the previous financial year.

SECTION III : OPTUS

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 30 June 2007 A$ m	Quarter 30 June 2006 A$ m	YOY Chge %
Depreciation and amortisation expense	279	289	-3.5
Depreciation as a percentage of operating revenue	*15%*	*16%*	

Depreciation and amortisation expense was lower than in the corresponding quarter, primarily due to the end of useful life of the B1 satellite and retirement of certain IT assets.

Net Finance Expense

	Quarter 30 June 2007 A$ m	Quarter 30 June 2006 A$ m	YOY Chge %
Interest expense to others	30	34	-11.9
Interest capitalised	(2)	(4)	-46.5
	28	30	-7.0
Interest income from others	(3)	(2)	23.8
Net interest expense	25	28	-8.9
Other finance costs			
Unwinding of discounts,including adjustments	(4)	3	nm
Revaluation of other FX contracts	5	*	nm
Total	26	31	-14.0

Net interest expense fell 8.9% to A$25 million primarily due to lower average debt levels.

Taxation

	Quarter 30 June 2007 A$ m	Quarter 30 June 2006 A$ m	YOY Chge %
Optus' Australian income tax expense	54	43	23.6
Share of joint venture income tax expense	-	-	nm
	54	43	23.6

The income tax expense reflected primarily the Australian statutory tax rate of 30% together with minor variations between accounting and taxable income.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			YOY
	30 Jun 2007 A$ m	30 Jun 2006 A$ m	31 Mar 2007 A$ m	Chge %
Net cash inflow from operating activities				
Profit before tax	176	428	222	-59.0
Depreciation and amortisation	279	289	275	-3.5
Share of results of joint ventures	*	6	-	nm
Exceptional items	-	(276)	-	nm
Other items	28	33	28	-13.1
Non cash items	307	52	303	488.9
Operating cashflow before working capital changes	483	480	525	0.6
Changes in operating assets and liab	(100)	(125)	111	-19.9
	383	355	636	7.8
Tax paid	*	*	*	nm
Net cash inflow from operating activities	383	355	636	7.8
Net cash outflow from investing activities				
Purchases of property, plant and equipment	(281)	(301)	(236)	-6.6
Loan to holding company	(347)	-	-	nm
Purchase of subsidiary	-	*	-	nm
Others	2	11	12	-85.1
	(626)	(290)	(224)	116.2
Net cash outflow from financing activities				
Net increase/(decrease) in bank borrowings	243	(68)	(491)	nm
Purchase of performance shares	(10)	(12)	-	-14.8
	233	(80)	(491)	nm
Net interest paid on borrowings and swaps (including finance lease interest)	(30)	(37)	(33)	-20.5
	203	(117)	(524)	nm
Net change in cash and cash equivalents	(40)	(52)	(112)	-22.1
Cash and cash equivalents at beginning	131	121	243	8.5
Cash and cash equivalents at end	91	69	131	31.4
Free cash flow	102	54	400	89.2
Cash capital expenditure to operating revenue	*15%*	*16%*	*13%*	

In the quarter, operating cash flow amounted to A$383 million, A$28 million higher than the same quarter last year due mainly to favourable working capital movements.

The investing outflow comprised mainly a loan of A$347 million to Optus' immediate holding company, STAI, and capital expenditure of A$281 million.

Capital expenditure was down 6.6% year-on-year, but up 19% from the preceding quarter.

SECTION III : OPTUS

With higher operating cash flows and lower capital expenditure, free cash flow generated in the quarter was A$102 million, up by A$48 million from a year ago.

Net cash outflow from financing activities in the quarter also included the purchases of SingTel shares from the open market for settlement upon vesting of 2004 employee performance share plans.

Capital expenditure by division

	Quarter 30 June 2007 A$ m	Quarter 30 June 2006 A$ m	YOY Chge %
Mobile	77	95	-18.7
Business & Wholesale fixed	112	88	27.7
Consumer & SMB fixed	28	42	-33.6
Other	64	76	-16.3
Total	**281**	**301**	**-6.6**

In the quarter, capital expenditure for the Mobile division was A$77 million or 27% of the Optus' total capital expenditure. Of this amount, A$45 million was for the expansion of Optus' 3G network, including HSDPA upgrade.

The capital expenditure for the Optus Business and Wholesale fixed division of A$112 million was largely for the investment in D-Series satellites as well as customer access and IP networks.

In Consumer and SMB fixed division, capital expenditure of A$28 million primarily represented costs of ULL network investment and customer premises equipment.

The other capital expenditure related mainly to investment in customer care IT systems (A$22 million) and the new Sydney office premises (A$17 million). Optus commenced its move of more than 6,000 staff to the new Sydney headquarter premises at North Ryde from July 2007. The move will be completed in October 2007.

SECTION IV: ASSOCIATES/ JOINT VENTURES

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2007

- **Pre-tax ordinary contributions from associates up 33% to S$656 million (including additional quarter of Globe's profit of S$64 million in June 2006 quarter).**

- **On a post-tax basis, earnings from associates increased 29% to S$463 million and contributed to 53% of Group's underlying net profit (ex-IDA compensation), up from 48% a year ago.**

- **Group's combined mobile subscriber base[4] increased 10% or 12.6 million in the quarter to 136 million. Year-on-year, the subscriber base was up 48% or 44 million. On a proportionate share basis, the increase was 9.0% to 50 million subscribers from a quarter ago.**

[4] Combined mobile subscriber base here refers to the total number of mobile subscribers in SingTel, Optus and the regional mobile associates.

SECTION IV : ASSOCIATES/ JOINT VENTURES

	Equity Int %	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Regional mobile associates				
Telkomsel	35.0	286	225	26.9
Bharti Telecom / Bharti Airtel	30.5			
- operating results		*184*	*101*	82.5
- fair value adjustments on financial items		27	*(10)*	*nm*
		211	91	133.1
Globe Telecom	44.5			
- operating results		*81*	*57*	43.3
- fair value adjustments on financial items		*3*	*(11)*	*nm*
- additional quarter operating results (Jan - Mar 2006)		*-*	*64*	*nm*
		84	110	-23.8
AIS [2]	21.4	62	73	-14.6
Pacific Bangladesh Telecom Ltd ("PBTL")	45.0	(8)	(10)	-21.9
		635	**489**	**29.9**
Other SingTel associates				
Singapore Post [3]	25.7	12	10	20.8
New Century InfoComm ("NCIC") [2]	24.5	(1)	(4)	-68.3
Others		10	8	32.9
SingTel share of ordinary results (pre-tax)		**656**	**503**	**30.6**
Optus share of ordinary results (pre-tax)		*	**(7)**	**nm**
Group share of ordinary results (pre-tax)		**656**	**495**	**32.5**
Exceptional Items ("EI")				
Southern Cross	40.0	(4)	-	nm
Group share of EI		**(4)**	**-**	**nm**
Group share of pre-tax profit		**652**	**495**	**31.7**

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of the associates have been restated to ensure compliance with the Group's accounting policies.

(2) These associates have December financial year ends and SingTel equity accounted for its share of results of these companies based on the financials for the period ended 31 March 2007. One-off transactions between 1 April 2007 and 30 June 2007 which are material are also accounted by the Group in the current quarter.

(3) The Group's equity interest in SingPost was diluted to 25.72% as at 30 June 2007 from 25.81% a year earlier following the exercise of some SingPost employee stock options.

SECTION IV : ASSOCIATES/ JOINT VENTURES

	Quarter 30 Jun				YOY Chge
	2007		2006		
	S$ m	% [1]	S$ m	% [1]	%
Group share of net profit after tax of associates					
Telkomsel	200	23	156	21	28.5
Bharti Telecom/ Bharti Airtel					
- ordinary results	171		80		113.1
- one-off tax adjustment	(12)		-		nm
	158	18	80	11	97.9
Globe Telecom					
- ordinary results	56		31		77.9
- additional quarter results (Jan-Mar 2006)	-		44		nm
	56	6	75	10	-26.3
AIS	43	5	50	7	-13.1
PBTL	(8)	(1)	(6)	(1)	25.0
Regional mobile associates	450	52	355	47	26.7
Others	13	2	4	1	235.9
Group share of net profit	463	53	359	48	29.0

Note:
(1) This denotes the post-tax contribution of the associate to the Group's underlying net profit (excluding IDA compensation).

The Group's share of the associates' pre-tax profit in the quarter rose by 32% or S$157 million to S$652 million. On a post-tax basis, profit contribution from associates increased by 29% to reach S$463 million. This accounted for 53% of the Group's underlying net profit (excluding IDA compensation), up from 48% a year ago.

In the same quarter last year, an extra quarter of Globe's profit was equity accounted for in order to align Globe's financial period to the Group for the purpose of consolidation. Excluding Globe's additional quarter of pre-tax contribution of S$64 million and post-tax contribution of S$44 million in the corresponding quarter, the Group's share of pre-tax profit of associates would have increased by 51% or S$221 million, and its share of post-tax profit of associates would be higher by 47% or S$148 million.

The exceptional loss of S$4 million from Southern Cross in the quarter relates to a write-down of certain property, plant and equipment due for replacement.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with over 18,000 radio base stations providing nationwide coverage.

In the quarter ended 30 June 2007, the pre-tax contribution from Telkomsel was S$286 million, up 27% year-on-year, and higher by 11% from a quarter ago. On a post-tax basis, Telkomsel contributed 23% of the Group's underlying net profit, up 2 percentage points from 21% a year ago. The improved contributions were due to strong operational performance on the back of continued rapid subscriber growth resulting from successful marketing promotions.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Telkomsel added 10% or 3.9 million in net new subscribers in the current quarter. This brought its total subscriber base to 42.8 million, representing an increase of nearly 14 million or 46% from a year ago. The number of its 3G mobile subscribers grew strongly by 31% from a quarter ago to reach 2.8 million as at 30 June 2007.

In June 2007, Telkomsel won the Indonesian Operator of the Year given by Asian Mobile Magazine. This is the third consecutive winning for Telkomsel.

Bharti Telecom Group ("Bharti")

Bharti is India's leading private sector provider of telecommunications services, offering mobile, fixed line, long distance, broadband and enterprise services. It is listed on the National Stock Exchange and the Stock Exchange, Mumbai and is the only private telecom operator with an 'all India' presence offering mobile services in all 23 licenced circles. Bharti is the largest mobile phone operator in India with a market share of 23.5% in the total wireless market and 31.4% in the GSM market.

Boosted by strong demand for telecom services in India, Bharti's operating revenue grew 53% year-on-year. While ARPU fell 11% year-on-year due to the introduction of more affordable mobile prepaid plans, MOU was up 8% and the subscriber base grew a significant 85% in the same period. Consequently, the Group's share of Bharti's pre-tax operating profit was up 83% to S$184 million from a year ago. Including the share of fair value gain on financial liabilities and derivatives of S$27 million as a result of a stronger Indian Rupee, pre-tax profit for the quarter grew at a higher 133% from a year earlier or 34% against the preceding quarter. The higher contribution was also helped by a 6% appreciation of the Indian Rupee.

In this quarter, SingTel equity accounted for its share of Bharti's additional tax provision relating to prior years of S$12 million following a reassessment of its overall tax position.

On a post tax basis, Bharti contributed 18% to the Group's underlying net profit, up 7 percentage points from 11% a year ago.

Bharti set another quarterly record for new mobile subscribers as it expanded its coverage to the rural areas. In the quarter, 5.6 million mobile subscribers were added, 7.7% higher than the 5.2 million added in the preceding quarter. Bharti continued to deliver value to its prepaid customers with the introduction of a lower price lifetime validity prepaid plan and a "Happy Recharge" prepaid plan, thus giving its subscribers the benefit of full talk time with no processing fees.

As at 30 June 2007, Bharti had 42.7 million mobile subscribers (or 44.7 million subscribers in total if its fixed line base was included). It joined the exclusive list of Top 10 Global Telecom Operators with more than 40 million subscribers from a single country in the quarter. Bharti is one of the fastest companies to make it to this exclusive list, achieving it in just 12 years from launch.

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services providers in the Philippines and is listed on the Philippine Stock Exchange.

SECTION IV : ASSOCIATES/ JOINT VENTURES

The corresponding quarter of the Group's results included an additional quarter's profit of Globe in order to align the latter's financial period to the Group for consolidation purpose. Excluding this, the pre-tax profit contribution from Globe grew a robust 83% year-on-year to S$84 million. The higher profits were primarily driven by increased service revenue from its higher subscriber base. The growth was also favourably impacted by the Peso, which appreciated 6% against the Singapore Dollar from a year ago. Against the preceding quarter, pre-tax contribution was up 15%.

Globe added 1.2 million net mobile subscribers this quarter, bringing its total subscriber base to 18.1 million as at 30 June 2007, up 30% or 4.2 million from a year ago.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 30 June 2007, it was the fourth largest listed company on the Stock Exchange of Thailand in terms of market capitalisation.

AIS' pre-tax profit contribution in the quarter ended 31 March 2007 fell 15% year-on-year. This was due mainly to lower operating revenue as well as falling margins amidst market competition and higher Selling & Administrative expenses.

Against the preceding quarter, however, the pre-tax profit contribution was up 27% on the back of sustained subscriber growth and cost management.

AIS' post-tax profit contributed 5% to Group's underlying net profit, down 2 percentage points from 7% a year ago.

In the June 2007 quarter, AIS saw a net addition of 1.6 million mobile subscribers, similar to the preceding quarter. Year-on-year, its subscriber base grew by 31% or 5.4 million, to 22.7 million. As at 30 June 2007, AIS continued to lead the market with approximately 50% market share..

Pacific Bangladesh Telecom Limited ("PBTL")

PBTL is the fourth largest mobile phone operator in Bangladesh.

Its mobile subscriber base grew by 92,000 compared to 95,000 in the preceding quarter.

The share of PBTL's pre-tax losses declined 22% year-on-year to S$7.5 million from lower mobile subscriber acquisition cost. Against the preceding quarter, the share of pre-tax losses increased 67% or S$3.0 million due mainly to ARPU erosion in the market.

As at 30 June 2007, PBTL's total mobile subscriber base was 1.3 million, up 85% or 583,000 from a year ago.

SECTION IV : ASSOCIATES/ JOINT VENTURES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which has been derived from the Income Statements of the Group prepared on a statutory basis.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since the associates are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Group operating revenue			
SingTel	1,161	1,052	10.3
Optus	2,406	2,176	10.6
	3,567	**3,228**	**10.5**
Proportionate share of operating revenue of associates			
Globe's additional quarter	-	204	nm
Other overseas associates	1,387	1,096	26.5
Regional mobile associates	1,387	1,300	6.7
Singapore associates	50	46	10.3
Other overseas associates	43	59	-26.9
	1,480	**1,404**	**5.4**
Enlarged revenue	**5,047**	**4,633**	**8.9**
(ex- Globe's additional quarter)	*5,047*	*4,429*	*14.0*
% of overseas revenue to enlarged revenue	***76%***	***76%***	
(ex- Globe's additional quarter)	*76%*	*75%*	

In the quarter, overseas revenue contributed 76% to the Group's enlarged revenue (excluding revenue from Globe's additional quarter), up 1 percentage point from a year ago.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Proportionate EBITDA [1]	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Operational EBITDA			
SingTel	507	472	7.3
Optus	610	568	7.5
	1,117	**1,040**	**7.4**
Proportionate share of EBITDA of associates			
Globe's additional quarter	-	132	nm
Other overseas associates	878	648	35.6
Regional mobile associates	878	779	12.7
Singapore associates	26	20	31.7
Other overseas associates	16	26	-39.8
	920	**825**	**11.5**
Compensation from IDA	**-**	**84**	**nm**
Total proportionate EBITDA	**2,037**	**1,949**	**4.5**
(ex- IDA compensation and Globe's additional quarter)	*2,037*	*1,733*	*17.5*
Overseas EBITDA as a % of total EBITDA	***74%***	***70%***	
(ex- IDA compensation and Globe's additional quarter)	*74%*	*72%*	
Contributions to total proportionate EBITDA [2]			
Regional mobile associates	43%	37%	
Australia	30%	33%	
Singapore	26%	28%	
Others	1%	2%	
	100%	**100%**	

Notes:

(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

(2) Based on total proportionate EBITDA (excluding IDA compensation and Globe's additional quarter).

The regional mobile associates contributed 43% to the underlying total proportionate EBITDA, up 6 percentage points from a year ago.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Proportionate share of mobile subscribers [1]	Total Number			Prorata Number		
	30 Jun 2007	31 Mar 2007	30 Jun 2006	30 Jun 2007	31 Mar 2007	30 Jun 2006
(In 000s)						
SingTel Mobile	1,945	1,822	1,619	1,945	1,822	1,619
Optus	6,802	6,737	6,555	6,802	6,737	6,555
	8,747	8,559	8,174	8,747	8,559	8,174
Regional Mobile Associates						
- Telkomsel	42,811	38,903	29,270	14,984	13,616	10,245
- Bharti	42,704	37,141	23,073	12,787	11,144	6,934
- AIS	22,691	21,089	17,318	4,854	4,513	3,710
- Globe	18,126	16,923	13,894	8,070	7,536	6,193
- PBTL	1,269	1,177	686	571	530	309
	127,601	115,233	84,241	41,266	37,339	27,391
Group	136,348	123,792	92,415	50,013	45,898	35,565

Note:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

Telkomsel and Bharti continued to be the two largest regional mobile associates in terms of the number of mobile subscribers. With stellar growth, Bharti's subscriber base constituted 31% of Group's combined mobile subscriber base as at 30 June 2007, up 6 percentage points from 25% a year ago.

As at 30 June 2007, the Group's combined mobile subscriber base rose 10% or 12.6 million to 136 million from a quarter ago. Year-on-year, it was up 48% or 44 million. On a proportionate share basis, the increase was 9.0% to 50 million subscribers compared to a quarter ago.

CASH DIVIDENDS RECEIVED FROM ASSOCIATES/ JOINT VENTURES [1]

	Quarter 30 Jun		YOY Chge %
	2007 S$ m	2006 S$ m	
Regional mobile associates			
AIS [2]			
- final dividend FYDec 2006 / FYDec 2005	94	87	7.9
Others	3	-	nm
Total	97	87	10.8

Notes:
(1) The cash dividends received from overseas associates as stated here are before withholding tax payments.
(2) Currently, AIS does not have a fixed dividend policy. However, AIS can pay dividend at any payout ratio provided it obtains at least an 'AA' rating from a credit rating agency approved by the Office of Securities and Exchange Commission of Thailand. AIS declared a full year dividend of 115% on net profit for its 2006 financial year (FY 2005: 98%). The interim and final dividends were paid in September 2006 and May 2007 respectively.
(3) Telkomsel declared a full year dividend of 85% on net profit for its 2006 financial year (FY 2005: 85%). SingTel's share of the dividend is approximately Rp 3,327 billion (S$570 million), expected to be paid in the September 2007 and December 2007 quarters. In the prior financial year, the interim dividend was paid in December 2005 and the final dividend was paid in the September 2006 quarter.

SECTION IV : ASSOCIATES/ JOINT VENTURES

(4) Globe's dividend payout ratio is approximately 75% of the prior year's net profit, payable semi-annually in March and September of each year. Globe will pay its second semi-annual dividend of Peso 33 per share in September 2007. SingTel's share of this gross dividend is approximately Peso 1.94 billion (S$64 million).

(5) Southern Cross does not have a fixed dividend policy.

In the current quarter, SingTel received a final dividend from AIS of S$94 million for the financial year ended 31 December 2006, up 7.9% from the same quarter last year due to a higher payout ratio.

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Globe	PBTL
SingTel's investment:					
Year of initial investment	2001	2000	1999	1993	2006
Effective shareholding (%)	35.0%	30.45%	21.39%	44.52%	45.0%
Investment to date	S$1.93 bil	S$1.55 bil	S$870 mil	S$882 mil	S$204 mil
Closing market share price [1]	NA	INR 835.95	THB 85.0 [5] THB 86.5 [6]	PHP 1,355.0	NA
Market capitalisation					
- Total	NA	S$59.61 bil	S$12.22 bil	S$5.93 bil	NA
- SingTel holding	NA	S$18.15 bil	S$2.63 bil	S$2.64 bil	NA
Operational Performance :					
Mobile penetration rate [2]	32%	16%	73%	51%	19%
Market share [2]	57%	24%	50%	38%	5%
Market position [2] [3]	#1	#1	#1	#2	#4
Mobile subs ('000)					
- Aggregate	42,811	42,704	22,691	18,126	1,269
- Proportionate	14,984	12,787	4,854	8,070	571
Growth in mobile subs (%) [4]	46%	85%	31%	30%	85%
Credit ratings					
- Sovereign (Moody's/ S&P's)	B1/BB-	Baa3/BBB-	Baa1/BBB+	B1/BB-	NA
- Company (Moody's/ S&P's)	NA/BB+	NA/BB+	NA/A-	Ba2/BB+	NA

Notes:

(1) Based on closing market price on 30 June 2007, in local currency.

(2) Based on latest data available as at 30 June 2007, except for Globe, which is based on data as at 31 March 2007.

(3) Based on number of mobile subscribers.

(4) Compared against 30 June 2006 and based on aggregate mobile subscribers.

(5) Based on local market price quoted on the Stock Exchange of Thailand.

(6) Based on foreign market price quoted on the Stock Exchange of Thailand.

Please refer to **Appendix 3** for the currency rate movements of the major associates.

SECTION V : GLOSSARY

"ACCC"	Australian Competition And Consumer Commission.
"ARPU"	Average revenue per user.
"Associate"	An associated or a joint venture company under Singapore Financial Reporting Standard.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"EI"	Exceptional items.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"EPS"	Earnings per share.
"FRS"	Financial Reporting Standard.
"Free Cash Flow"	Free cash flow refers to cash flow from operating activities less cash capital expenditure.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"ICT"	Information and communication technology.
"IP"	Internet protocol.
"MMS"	Multimedia messaging service.
"MOU"	Minutes of use.
"NA"	Not applicable.
"NCS"	NCS Pte Ltd, SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"SAI"	SingTel Australia Investment Ltd, SingTel wholly owned subsidiary, which has 100% equity interest in Singapore Telecom Australia Investments Pty Limited (**"STAI"**).
"STAI"	Singapore Telecom Australia Investments Pty Limited, which has 100% equity interest in Optus.
"SMB"	Small and medium business.
"SMS"	Short message service.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"Singapore Business"	Comprised both the Singapore Telco and IT businesses.
"ULL"	Unbundled Local Loop.
"Underlying net profit"	Defined as net profit before exceptional items and exchange differences on inter-company loans to Optus and capital reduction of SAI, net of hedging.

RESTATEMENTS – COMPARATIVE QUARTERS

Mobile outbound roaming revenue stated at gross instead of net basis

As stated in the Management Discussion & Analysis for the preceding quarter ended 31 March 2007, mobile outbound roaming revenue had been recorded as revenue net of payments to the roaming partners. To better reflect the commercial arrangements, SingTel has recorded the roaming revenue on a gross basis with effect from 1 April 2007. The change does not have an impact on the net profit or cash flows of the Group and SingTel.

The figures for the comparative quarters have been restated to reflect the changes as follows:

	Q1 30 Jun 2006		Q2 30 Sep 2006		Q3 31 Dec 2006		Q4 31 Mar 2007		YTD 31 Mar 2007	
	SingTel S$ m	Group S$ m	SingTel S$ m	Group S$ m	SingTel S$ m	Group S$ m	SingTel S$ m	Group S$ m	SingTel S$ m	Group S$ m
Operating revenue										
- as previously reported	995	3,171	1,047	3,277	1,063	3,376	1,099	3,328	4,205	13,151
- change	57	57	55	55	58	58	56	56	226	226
- restated	**1,052**	**3,228**	**1,102**	**3,332**	**1,121**	**3,433**	**1,156**	**3,384**	**4,430**	**13,377**
Mobile communications										
- as previously reported	221	1,231	230	1,290	236	1,342	238	1,304	924	5,166
- change	57	57	55	55	58	58	56	56	226	226
- restated	**278**	**1,288**	**285**	**1,344**	**293**	**1,400**	**294**	**1,360**	**1,150**	**5,392**
Operating expenses										
- as previously reported	(532)	(2,156)	(560)	(2,229)	(613)	(2,338)	(649)	(2,262)	(2,354)	(8,986)
- change	(57)	(57)	(55)	(55)	(58)	(58)	(56)	(56)	(226)	(226)
- restated	**(589)**	**(2,214)**	**(615)**	**(2,284)**	**(670)**	**(2,396)**	**(706)**	**(2,319)**	**(2,579)**	**(9,212)**
Traffic expenses										
- as previously reported	(108)	(605)	(115)	(624)	(124)	(661)	(122)	(605)	(469)	(2,495)
- change	(57)	(57)	(55)	(55)	(58)	(58)	(56)	(56)	(226)	(226)
- restated	**(165)**	**(662)**	**(169)**	**(679)**	**(182)**	**(719)**	**(179)**	**(661)**	**(695)**	**(2,720)**

The margins for the comparative quarters have been restated as follows:

	Q1	Q2	Q3	Q4	YTD
	30 Jun 2006	**30 Sep 2006**	**31 Dec 2006**	**31 Mar 2007**	**31 Mar 2007**
Operational EBITDA margin (%)					
Group					
- as previously reported	32.8%	33.3%	31.3%	32.9%	32.6%
- restated	**32.2%**	**32.7%**	**30.8%**	**32.4%**	**32.0%**
SingTel					
- as previously reported	47.5%	48.7%	42.7%	42.3%	45.2%
- restated	**44.9%**	**46.3%**	**40.5%**	**40.3%**	**42.9%**
Singapore Business	**45.7%**	**45.6%**	**41.6%**	**41.6%**	**43.6%**
Singapore Telco					
- as previously reported	53.3%	54.8%	48.8%	48.7%	51.3%
- restated [1]	**50.9%**	**50.8%**	**47.2%**	**47.5%**	**49.1%**

Note:
(1) The margins have been restated to reflect the change in treatment for mobile outbound roaming revenue, as well as to exclude support costs for the International Business as well as Corporate/Group functions.

Reclassifications of certain expenses to be consistent with current quarter

In the current quarter, Optus aligned the presentation of the labour costs of its ICT and Managed Services divisions, which were previously classified under Cost Of Sales. In addition, Pay TV programming costs and mobile spectrum license fees were reclassified from Cost of Sales to Selling & Administrative expenses.

The figures for the comparative quarters have been restated to reflect the changes as follows:

	Q1			Q2			Q3			Q4			YTD		
	30 Jun 2006			30 Sep 2006			31 Dec 2006			31 Mar 2007			31 Mar 2007		
	Optus		Group	Optus		Group	Optus		Group	Optus		Group	Optus		Group
	A$ m	S$ m	S$ m	A$ m	S$ m	S$ m	A$ m	S$ m	S$ m	A$ m	S$ m	S$ m	A$ m	S$ m	S$ m
Selling & administrative															
- as previously reported	(388)	(460)	(593)	(415)	(496)	(643)	(419)	(503)	(675)	(412)	(496)	(665)	(1,634)	(1,956)	(2,576)
- change	(50)	(60)	(60)	(46)	(56)	(56)	(55)	(66)	(66)	(55)	(67)	(67)	(207)	(248)	(248)
- restated	**(438)**	**(520)**	**(652)**	**(461)**	**(551)**	**(698)**	**(474)**	**(569)**	**(741)**	**(468)**	**(563)**	**(732)**	**(1,841)**	**(2,203)**	**(2,824)**
Cost of sales															
- as previously reported	(312)	(370)	(484)	(296)	(354)	(480)	(311)	(374)	(514)	(274)	(330)	(501)	(1,193)	(1,427)	(1,980)
- change	62	73	73	58	69	69	66	80	80	67	81	81	253	303	303
- restated	**(250)**	**(296)**	**(411)**	**(239)**	**(285)**	**(411)**	**(245)**	**(294)**	**(435)**	**(207)**	**(249)**	**(420)**	**(940)**	**(1,124)**	**(1,677)**
Staff costs															
- as previously reported	(218)	(258)	(415)	(225)	(269)	(422)	(218)	(262)	(417)	(205)	(246)	(414)	(866)	(1,036)	(1,668)
- change	(12)	(14)	(14)	(11)	(13)	(13)	(11)	(14)	(14)	(12)	(15)	(15)	(46)	(55)	(55)
- restated	**(229)**	**(272)**	**(428)**	**(237)**	**(283)**	**(435)**	**(230)**	**(276)**	**(431)**	**(217)**	**(261)**	**(428)**	**(912)**	**(1,091)**	**(1,723)**

CONSOLIDATED BALANCE SHEETS

	As at		
	30 Jun 2007 (Unaudited) S$ million	31 Mar 2007 (Audited) S$ million	30 Jun 2006 (Unaudited) S$ million
Current assets			
Cash and cash equivalents	2,047	1,390	3,079
Derivative financial instruments	-	-	73
Trading investments	342	342	812
Trade and other receivables	3,084	2,459	2,544
Inventories	168	93	220
	5,641	4,284	6,727
Non-current assets			
Property, plant and equipment (net)	10,018	9,730	9,422
Intangible assets	10,115	10,091	10,112
Associated companies	105	94	90
Joint venture companies	7,169	7,078	6,252
Available-for-sale investments	47	42	43
Derivative financial instruments	137	192	258
Deferred tax assets	1,136	1,048	1,122
Other non-current receivables	96	100	90
	28,823	28,374	27,389
Total assets	34,464	32,659	34,116
Current liabilities			
Trade and other payables	3,016	3,117	2,840
Provision	11	11	18
Derivative financial instruments	16	18	87
Current tax liabilities	408	343	427
Borrowings (unsecured)	528	196	1,427
Borrowings (secured)	1	1	1
	3,980	3,687	4,799
Non-current liabilities			
Borrowings (unsecured)	6,214	6,271	5,743
Borrowings (secured)	-	*	-
Derivative financial instruments	1,158	1,009	809
Deferred tax liabilities	314	315	371
Deferred income	16	16	18
Advance billings	318	310	356
Other non-current liabilities	185	200	169
	8,204	8,122	7,465
Total liabilities	12,184	11,808	12,265
Net assets	22,280	20,850	21,851
Share capital and reserves			
Share capital	2,573	2,562	4,781
Reserves	19,704	18,285	17,067
Interests of shareholders of the Company	22,277	20,847	21,849
Minority interests	3	3	3
Total equity	22,280	20,850	21,851

Certain comparatives have been reclassified to conform with the presentation as at 30 June 2007.

CURRENCY RISK MANAGEMENT & OTHER MATTERS

The Group maintains a policy of hedging all foreign currency exposures related to commercial commitments or transactions. These commitments or transactions include payment of operating expenses, traffic settlement, capital expenditure, interest and debt. Translation risks of foreign currency EBITDA and net investments are not hedged unless specifically approved by the Board.

Financial instruments such as foreign currency forward contracts and cross currency swaps are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. All hedging transactions are reviewed regularly.

To minimise the adverse impact of foreign exchange movements on the Group's financial position, the Group determines the appropriate debt currency mix by matching it to the currency mix of the Group's underlying cash flows.

	As at		
	30 Jun	31 Mar	30 Jun
Debt Currency Mix	**2007**	**2007**	**2006**
SGD	59%	63%	59%
AUD	41%	37%	41%
Total	**100%**	**100%**	**100%**

The debt currency mix is constantly being reviewed and aligned with the Group's cash flows. In this quarter, the Australian Dollar denominated debt rose due to increased borrowings by Optus.

CREDIT RATINGS

As at 30 Jun 2007	SingTel	Optus
Standard & Poor's	A+ (stable)	A+ (stable)
Moody's Investors Service	Aa2 (stable)	Aa3 (stable)

MAJOR CURRENCY AVERAGE EXCHANGE RATES

1 Australian dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Derived weighted average exchange rate [1] for:							
Operating revenue							
SGD							
FY07/08	1.2681						
FY06/07	1.1864	1.1954	1.2010	1.2042	1.1909	1.2026	1.1968
Change (last corresponding period)	*6.9%*						
Underlying net profit							
SGD							
FY07/08	1.2662						
FY06/07	1.1880	1.1948	1.2019	1.2045	1.1914	1.2033	1.1981
Change (last corresponding period)	*6.6%*						

Note:
(1) The monthly income statement of Optus is translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. These rates represent the derived weighted average exchange rates for the Australian dollar for the period to date.

1 Singapore dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Rupiah							
FY07/08	5,882						
FY06/07	5,747	5,780	5,848	5,952	5,755	5,900	5,829
Change (last corresponding period)	*2.3%*						
Baht							
FY07/08	21.4						
FY06/07	24.0	23.9	23.4	22.3	23.9	22.9	23.5
Change (last corresponding period)	*-10.8%*						
Peso							
FY07/08	30.8						
FY06/07	32.9	32.5	31.9	31.7	32.8	31.9	32.4
Change (last corresponding period)	*-6.4%*						
Rupee							
FY07/08	27.0						
FY06/07	28.7	29.3	28.8	28.8	29.0	28.8	28.9
Change (last corresponding period)	*-5.9%*						
Taka							
FY07/08	45.2						
FY06/07	43.9	43.9	44.1	45.2	43.9	44.3	44.1
Change (last corresponding period)	*3.0%*						

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) was:

	Quarter 30 June		YOY Chge
	2007 S$ m	2006 S$ m	%
Operating revenue	**2,406**	**2,176**	**10.6**
Operating expenses	(1,812)	(1,625)	11.5
Other income	15	17	-6.7
Operational EBITDA	**610**	**568**	**7.5**
- EBITDA margin	***25.4%***	***26.1%***	
Share of results of joint ventures	*	(7)	nm
EBITDA	**610**	**560**	**8.9**
Depreciation & amortisation	(354)	(343)	3.1
EBIT	**256**	**217**	**17.9**
Net finance expense	(34)	(37)	-8.2
Profit before exceptional items	**222**	**181**	**23.2**
Exceptional items	-	326	nm
Profit before tax	**222**	**506**	**-56.1**
Taxation	(68)	(51)	31.7
Net profit	**155**	**455**	**-66.0**
Net profit			
Exclude :			
Exceptional items	-	(326)	nm
Underlying net profit	**155**	**129**	**19.8**

Note:
The monthly income statement of Optus was translated from the Australian dollar to Singapore dollar based on the average exchange rate for the month. The derived weighted average exchange rates on translation of Optus income statement is shown in **Appendix 3**.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue in Singapore dollars:

	Quarter 30 Jun 2007 S$ m	Quarter 30 Jun 2006 S$ m	YOY Chge %
Mobile communications	1,115	1,010	10.4
National telephone	472	459	2.9
Data & Internet	395	329	20.0
Sale of equipment	184	163	13.1
IT & engineering	125	106	18.1
International telephone	53	51	3.5
Cable television	40	37	10.1
Others	21	22	-0.5
Total	**2,406**	**2,176**	**10.6**

The Optus' contributions to certain Group balance sheet items were:

	As at 30 Jun 2007	As at 31 Mar 2007	As at 30 Jun 2006
	S$ m	**S$ m**	**S$ m**
Property, plant and equipment (net)	**7,544**	**7,199**	**6,719**
Gross debt (1)			
Current debt	526	195	871
Non-current debt	1,219	1,224	1,284
Gross debt as reported in balance sheet	1,746	1,419	2,154
Related net hedging liability	361	273	118
	2,107	1,691	2,272
Less: cash and bank balances	(118)	(160)	(81)
Net debt (1)	**1,988**	**1,531**	**2,190**
	A$ m	**A$ m**	**A$ m**
Property, plant and equipment (net)	**5,797**	**5,881**	**5,696**
Gross debt (1)			
Current debt	404	159	738
Non-current debt	937	1,000	1,088
Gross debt as reported in balance sheet	1,341	1,159	1,826
Related net hedging liability	278	223	100
	1,619	1,382	1,926
Less: cash and bank balances	(91)	(131)	(69)
Net debt (1)	**1,528**	**1,251**	**1,857**

Note:
(1) Excludes borrowing from SingTel.

OUTLOOK FOR THE CURRENT FINANCIAL YEAR ENDING 31 MARCH 2008

Singapore

- Operating revenue is expected to grow at single-digit level.
- Operational EBITDA margin for the telecoms business is expected to be in mid-40% level.
- Overall operational EBITDA margin is expected to be approximately 40%.
- Operational EBITDA (excluding strategic growth initiatives) is expected to be comparable to the previous financial year.
- The capital expenditure to revenue ratio is expected to be in low double-digits.
- Free cash flow (excluding dividends from associates) is expected to decline slightly.

Australia

- Revenue growth to be comparable to market growth (estimated to be 2.5% - 3%).
- EBITDA to be maintained.
- Capital expenditure of approximately A$1.1 billion, with capital expenditure to revenue ratio target in the mid-teens.
- Free cash flow is expected to increase slightly.

Associates/ Joint Ventures

- The pre-tax profit contribution from the regional mobile associates is expected to grow at a double-digit level.
- Cash dividends from the regional mobile associates are expected to increase.

Group

- Revenue from Singapore and Australian operations to grow.
- Group EBITDA is expected to increase.

Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, August 14, 2007 6:31 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

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Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

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ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
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Sydney NSW 2000

PO Box H224
Australia Square
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Telephone 61 2 9227 0334
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DX 10427 Stock Exchange
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Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	14-Aug-2007
Time	08:41:56
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

MDA on Q1 Results

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Tuesday, August 14, 2007 6:42 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 488529 as follows:
Release Time: 14-Aug-2007 at 08:41:54
ASX Code: SGT
Announcement Title: MDA on Q1 Results

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Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 06:32:21
Announcement No.	00009

>> Announcement Details

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Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2007 - Financial Results Presentation
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Financial results presentation
Q1 FY08: Quarter ended 30 June 2007

14th August 2007

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Asia's Leading Communications Company

Chua Sock Koong

Group CEO



SingTel

Q1 FY08: strong earnings growth

Group performance	Revenue	11%	Net profit up 10%	S$927m
SingTel – strong revenue growth	Revenue	10% (up)	Free cash flow[1]	S$344m
Optus – investing for sustainable growth	Revenue[2]	3.5% (up)	EBITDA	A$481m
Regional Mobile – earnings driver	Customers[3]	136m	Earnings up[4]	50% (up)

1. Singapore operating cash less cash capex (excluding associates dividends)
2. In A$ terms
3. Group mobile subscribers, including SingTel, Optus and Regional Mobile associates
4. Based on Group's share of Regional Mobile associates earnings before tax & exceptionals. Including the impact of the additional quarter of Globe's results recorded in Q1 FY07, earnings grew 30%

SingTel

Group highlights

Proportionate EBITDA outside Singapore[1] — **74%**



1%
Others
Australia
30%
Regional
Mobile
26%
Singapore

Highlights

S'pore:

- launched Pay TV service — mio TV
- record mobile net adds — 124K

Optus:

- strong postpaid mobile — 27K subs
- higher ULL additions — 38K

Reg Mob:

- acquiring Warid Telecom Pakistan — 30% stake

1. Based on three months to Jun 07

Q1 FY08: strong overall performance

S$m	3 months to Jun 07	3 months to Jun 06	% increase/ (decrease)
Operating revenue	3,567	3,228	10.5%
Operational EBITDA	1,117	1,040	7.4%
Associates	652	495	31.7%
– pre-tax earnings	652	431	51.3%
– extra Globe quarter[1]	-	64	NM
IDA compensation	-	84	NM
EBITDA[2]	1,769	1,620	9.2%
Net profit	927	840	10.4%
EI & exceptional exchange differences	59	3	NM
Underlying net profit	868	837	3.7%
– ex IDA compensation	868	753	15.3%

1. An additional quarter of Globe's results was consolidated in Q1 FY07 to align Globe's financial period to the Group's
2. Operational EBITDA+IDA compensation ... iare of results of associates

SingTel





hello


SingTel

SingTel: double digit revenue growth

S$m	3 months to Jun 07	3 months to Jun 06	YOY % change	3 months to Mar 07	Sequential % change
Operating revenue	1,161	1,052	10.3%	1,156	0.4%
- Singapore telecoms[1]	1,010	917	10.1%	969	4.2%
- NCS (IT business)	151	135	11.5%	187	(19.1%)
Operating expenses	661	589	12.3%	706	(6.3%)
Operational EBITDA	507	472	7.3%	465	8.9%
Operational EBITDA margin	43.7%	44.9%	NM	40.3%	NM
- Singapore telecoms[1]	49.4%	50.9%	NM	47.5%	NM
- NCS (IT business)	11.5%	10.7%	NM	11.2%	NM

1. Excluding NCS

SingTel

Data: strong corp data & internet growth

Data and Internet revenue — 13% (up)

Broadband - Q1 net adds — 17K

Corporate data[1] — 12% (up)
- Managed services up 17%
- LLC up 12%
- ILC up 8%

Broadband revenue — 16% (up)
- 54% market share



Broadband subs ('000)
323
336
352
372
391
433
405
484
42
579
488
Wireless @SG customers[2]
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07
3Q FY07
4Q FY07
1Q FY08

1. Corporate data consists of LLC, ILC, managed services and others
2. Unique Wireless@SG customers who do not subscribe to SingNet's residential broadband services

Mobile: share gains driving double digit revenue growth

Mobile revenue ↑ 14%

Mobile – Q1 net adds 124K

Market share increases

- prepaid 31.7%
- postpaid 44.2%

Prepaid ARPU ↓ 4%
- S$13

Postpaid ARPU ↑ 6%
- S$92

Postpaid churn 0.8%

Data as % ARPU 28%



Mobile subs ('m)
1.60
1.62
1.66
1.62
1.70
1.77
1.82
1.95
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07
3Q FY07
4Q FY07
1Q FY08
Prepaid Q1
108K
Postpaid Q1
16K

SingTel

Fixed: rejuvenating fixed business with mio

Voice services

International telephone — 7% (up)
- traffic volume growth offset rates decline

Margin — 66%

National telephone — 6% (down)
- mio voice to moderate decline in DEL

DEL market share — 95%

Revitalising fixed line

mio TV
- leverages on leadership in telephony and broadband
- maximises value of existing infrastructure
- S$30m capex in first year

Number of mio customers — 30K

SingTel

Op exp: increases support marketing initiatives & international telephony growth

Operating costs ↑ 12%

Selling & admin expenses ↑ 12%
- higher broadband selling costs

Staff costs ↑ 5%

Cost of sales ↑ 16%

Traffic expenses ↑ 18%
- higher IDD & mobile roaming outpayments

Free cash flow[1] S$344m

S$m	Q1 FY08	Q1 FY07
Operating cash before interest[2]	443	365
Capex	(99)	(48)
Free cash flow[1]	**344**	**317**
Capex as % revenue	9%	5%

1. Operating cash less cash capex (excluding associates dividends)
2. Excluding associates dividends

SingTel

Optus


OPTUS





SingTel

Optus: maintaining market momentum & profitability

A$m	3 months to Jun 07	3 months to Jun 06	% change	3 months to Mar 07	Sequential % change
Operating revenue	1,898	1,834	3.5%	1,851	2.5%
Operating expenses	1,429	1,370	4.3%	1,340	6.6%
Operational EBITDA	481	478	0.6%	524	(8.2%)
Operational EBITDA margin	25.4%	26.1%	nm	28.3%	nm
Free cash flow	102	54	89%	400	(75%)
Capex	281	301	(6.6%)	236	19%
Capex: revenue	15%	16%	nm	13%	nm

SingTel

Mobile: achieving success in targeted postpaid acquisition

Outgoing revenue grew 6%

Highlights



Mobile revenue (A$m)
1,014
+3%
1,044
Equip
5%
664
701
Outgoing
6%
Incoming
6%
Q1 FY07
Q1 FY08

Q1 net adds 65k
- postpaid net adds 27k

SAC $159
- up 9% YoY

EBITDA margin 34%

Data as % of ARPU 27%
- non-sms revenue at 4.3%

SingTel

Mobile: leveraging caps to expand customer base

Postpaid ARPU — stable

Caps as % of postpaid base[3] — 28%


Postpaid mobile ARPU (A$)
Q1FY07
Q4 FY07
Q1FY08
MoU[1]
5%
Rev/ min[2]
5%


% of postpaid cust on caps[3]
21
24
25
26
28
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06
Q1 FY07
Q2 FY07
Q3 FY07
Q4 FY07
Q1 FY08

1. Outgoing minutes of use per subscriber for postpaid
2. Outgoing revenue per minute for postpaid
3. Cap penetration metrics exclude Optus' capped plans offered through wholesale service providers
4. Percentage of postpaid gross adds and recontracts choosing capped plans

SingTel

Business and Wholesale: delivering strong growth

Optus Business & Wholesale fixed revenue

7% (up)



OB/OW revenue (A$ m)
+7%
431
459
OB
OB
7%
7%
Q1 FY07
Q1 FY08

Highlights

OB Voice revenue — 2% (down)
- A$106m

OB Data & IP revenue — 10% (up)
- A$111m
- Uecomm revenue up 39%

OB ICT revenue — 13% (up)
- A$90m

Wholesale revenue — 7% (up)
- double digit growth in data and IP

1. Optus Wholesale & Satellite

SingTel

Consumer and SMB: increasing on-net business

Expansion of broadband
- Q1 net adds 53k

Consumer on-net revenue — 13% (up)
- Overall revenue stable



Broadband customers (000s)
+35%
618
834
ULL
Bus b'band
HFC
Resale DSL
On-net
+43% growth
Off-net
+25% growth
Q1 FY07
Q1 FY08

EBITDA margin — 9%

ULL subscribers end of June — 131k
- increase by 38k in the quarter

Number of ULL exchanges — 280
- homes covered > 2m

SingTel

Associates and joint ventures



AIS

Singapore

bharti

TELKOMSEL

WARID
WE CARE

GLOBE
TELECOM

Associates: overview


Mob penetration (%)
Mob subs (m)
Mob subs growth (%)
16%
42.7
85%
32%
42.8
46%
51%
18.1
30%
73%
22.7
31%
19%
1.3
85%

	bharti	Telkomsel	Globe Telecom	AIS	PBTL
Effective stake (%)	30.5%	35.0%	44.5%	21.4%	45.0%
Market position	#1	#1	#2	#1	#4
Market share (%)	24%	57%	38%	50%	5%

SingTel

Regional mobile: earnings up 50%

Largest Asian mobile group outside China — 136m



Aggregate subs (m)1
32
37
45
53
136
152
332
Telekom M'sia
Vodafone 2
Telenor 2
NTT DoCoMo
SingTel Group
China Unicom
China Mobile

Regional Mobile PBT
- **excluding extra Globe quarter** — 50%

PBT S$m	3 mths to Jun 07	% change[3] (S$)	% change[3] (local curr)
Telkomsel	286	27%	30%
Bharti	211	133%	120%
Globe[4]	84	83%	71%
AIS[5]	62	(15%)	(24%)
PBTL	(8)	(22%)	(20%)
Total	**635**	**30%**	**NM**
Total (ex Globe qtr)	**635**	**50%**	**NM**

1. Mobile subscriber numbers as at Jun 07
2. Reflects Asian subscribers only
3. Excluding exceptional items – compared to 3 months to Jun 06
4. Reflects the April to June quarter results only
5. SingTel accounts for AIS Mar 07 quarter results in these results. Period ends for all other associates are now aligned to Group.

Financial position



SingTel

Capital structure: significant flexibility for investments

Net debt S$5.7bn

C2C debt S$1.1bn deconsolidated

Proforma post Warid acquisition + dividends



Net debt (S$bn)
7.2
8.1
6.4
7.4
5.0
7.1
6.3
5.9
9.5
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07

Capital structure

	Actual	Proforma[1]
Net gearing	20%	30%
Net debt:EBITDA	0.8x	1.3x
EBITDA:net interest expense	24x	24x

S&P's rating: A+

Moody's rating: Aa2

SingTel

1. Assuming that final and special dividends have been paid and the Warid acquisition completed on 30Jun 07.

Guidance: Singapore updates

Strategy	FY06 target
Grow topline	**Revenue to grow at single-digit level** • improved growth in mobile, data and IT
Capital investment in line with demand	**Capex: revenue at low double-digit level** • to support increased business activities

SingTel

SingTel: blue chip growth stock

SingTel	"embarking on growth initiatives"
Optus	"investing for sustainable growth"
[illegible]	"strong and profitable growth"

Q1 FY08 Trends

Underlying EPS growth[1]	21%
Group free cash flow[2]	S$556m

1. Excluding EI, exceptional currency translation gains and IDA compensation in June 06 quarter
2. Operating cash including associates dividends less cash capex

SingTel

SingTel

Asia's Leading Communications Company


OPTUS
hello
OPTUS

www.singtel.com

SingTel

Lorinda Leung

To: SGX Ann - To
Cc: SGX Ann - Cc
Subject: Quarterly Financial Results

Attachments: 1stqtr-App7.2.pdf

The attached announcements were sent to the SGX/ASX today before start of trading.

1stqtr-App7.2.pdf
(213 KB)

Best regards

Lorinda Leung
Secretariat, SingTel
31 Exeter Road #18-00
Comcentre, Singapore 239732
Tel: +65 6838 2163 Fax: +65 6739 3769
Email: lorindatsl@singtel.com

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, August 14, 2007 6:34 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, August 14, 2007 6:32:21 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00009
Submission Date & Time :: 14-Aug-2007 06:31:49
Broadcast Date & Time :: 14-Aug-2007 06:32:21
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	14-Aug-2007
Time	08:42:24
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Financial Results Presentation on Q1 Results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Tuesday, August 14, 2007 6:42 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT -'ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 488530 as follows:
Release Time: 14-Aug-2007 at 08:42:22
ASX Code: SGT
Announcement Title: Financial Results Presentation on Q1 Results

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	13-Aug-2007 13:22:44
Announcement No.	00063

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - SingTel's regional mobile subscriber base exceeds 136 million
Description	
Attachments:	NR13Aug07RegMob.pdf Total size = **118K** (2048K size limit recommended)

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SingTel

News Release

SingTel's regional mobile subscriber base exceeds 136 million

- ***Fifth straight quarter of record subscriber growth***
- ***Bharti and SingTel set new benchmarks in subscriber numbers***

Singapore, 13 August 2007 -- Singapore Telecommunications Limited (SingTel) today announced that the aggregate number of mobile subscribers in the region, including its associates, reached 136.35 million as at 30 June 2007. This is the largest mobile customer base in Asia outside of China.

It is the fifth straight quarter that the combined mobile subscriber base of SingTel, SingTel Optus and the Group's five regional associates has increased at a record pace. Compared to the previous quarter, the increase was 12.6 million customers.

On a year-on-year basis, the mobile subscriber base grew strongly by 48 per cent, or 44 million subscribers, from about 92 million customers.

On a proportionate to shareholding basis, SingTel's subscriber base in the seven markets – Australia, Bangladesh, India, Indonesia, the Philippines, Singapore and Thailand – increased 41 per cent from a year ago to 50 million.

Among the associates, Bharti and Telkomsel again posted the largest subscriber growth rates.

As at 30 June 2007, Bharti added yet another record 5.6 million net mobile subscribers to bring its total mobile subscriber base to 42.7 million. On a year-on-year basis, its number of subscribers surged by 85 per cent or 19.6 million. Its rapid growth has made Bharti one of the fastest companies to join the exclusive list of Top 10 Global Telecom Operators with more than 40 million subscribers from a single country.

Telkomsel added 3.9 million in net new subscribers in the quarter. Its total mobile subscriber base of 42.8 million is an increase of 46 per cent compared to a year ago. The number of its 3G mobile subscribers also grew strongly by 31 per cent from a quarter ago to reach 2.8 million as at 30 June 2007.

The SingTel Group continued to do well in the more mature markets.

In the quarter, SingTel Optus successfully defended its market position in Australia and added 65,000 mobile customers. Its mobile customer base reached 6.80 million, a 3.8 per cent increase compared to a year ago.

In Singapore, SingTel's mobile subscriber base grew to 1.95 million, a new benchmark. During the quarter, it also saw a jump of 124,000 mobile subscribers largely from the record addition of 108,000 prepaid mobile subscribers.

SingTel

The number of SingTel 3G subscribers rose by 17 per cent to 544,000 compared to the previous quarter. The growth reflected the availability of more attractive 3G handsets at affordable prices.

At a glance

	Aggregate Subscriber Base (million)			SingTel's Proportionate Subscriber Base (million)		
	Jun 07	Mar 07	Jun 06	Jun 07	Mar 07	Jun 06
Optus	6.80	6.74	6.56	6.80	6.74	6.56
SingTel	1.95	1.82	1.62	1.95	1.82	1.62
SingTel's regional associates	127.60	115.23	84.24	41.27	37.34	27.39
Total	**136.35**	**123.79**	**92.42**	**50.01**	**45.90**	**35.57**

More details of the performance of the seven mobile operations will be available when SingTel announces its results for the quarter ended 30 June 2007 on 14 August 2007.

About SingTel

SingTel, Asia's leading communications group, is reaping the benefits of an international expansion strategy which has been successfully developed over the last 15 years. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

SingTel Optus is a leading Australian integrated communications company. Since commencing operations in 1992, Optus has invested more than A$10 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market.

SingTel is a strategic investor in four of the region's most successful mobile operations. It has a 21.39 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, it has a 30.45 per cent effective interest in Bharti, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 44.52 per cent stake in the company. SingTel has a 35 per cent stake in Indonesia's largest mobile operator, Telkomsel. It also has a 45 per cent equity stake in Pacific Bangladesh Telecom Limited (PBTL).

The SingTel Group had a turnover of S$13.15 billion (US$8.40 billion) and net profit after tax of S$3.78 billion (US$2.42 billion) for the year ended 31 March 2007. More information can be found @ www.singtel.com and www.optus.com.au.

From: Lim Li Ching

Sent: Monday, August 13, 2007 1:23 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, August 13, 2007 1:22:44 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00063
Submission Date & Time :: 13-Aug-2007 13:22:01
Broadcast Date & Time :: 13-Aug-2007 13:22:44
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, August 13, 2007 1:37 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 488384 as follows:
Release Time: 13-Aug-2007 at 15:37:03
ASX Code: SGT
Announcement Title: Regional mobile subscriber base exceeds 136 million

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	13-Aug-2007
Time	15:37:04
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional mobile subscriber base exceeds 136 million

From: Lorinda Leung
Sent: Monday, August 13, 2007 1:16 PM
To: Ong Winn Nie
Subject: FW: News release on regional mobile numbers

Attachments: NR13Aug07RegMob.pdf

Best regards

Lorinda Leung
Secretariat, SingTel
31 Exeter Road #18-00
Comcentre, Singapore 239732
Tel: +65 6838 2163 Fax: +65 6739 3769
Email: lorindatsl@singtel.com

From: Jeyathavy Chitra
Sent: Monday, August 13, 2007 1:15 PM
To: Lorinda Leung; Foo Yen Yen
Subject: News release on regional mobile numbers

Hi Lorinda, Yen Yen,

Here is the news release.

NR13Aug07RegMob
.pdf (120 KB)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	02-Aug-2007 16:02:17
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-310707-sgx.pdf Total size = **303K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 30 June 2007 431,970,813 Net transfers* 14,043,711 At 31 July 2007 446,014,524 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	446,014,524 (as at 31 July 2007)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,470,031,207 (as at 31 July 2007)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		30,108,050 (as at 31 July 2007)	Singapore Telecom Share Option Scheme 1999 Options/Cable & Wireless Optus Executive Option Plan Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 August 2007

Chan Su Shan
Company Secretary

Print name: ....

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 31 July 2007

Rank	Name	Units	% of Issued Capital
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	104,223,899	23.37
2	NATIONAL NOMINEES LIMITED	65,648,763	14.72
3	J P MORGAN NOMINEES AUSTRALIA LIMITED	36,013,498	8.07
4	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	24,647,308	5.53
5	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	20,212,995	4.53
6	CITICORP NOMINEES PTY LIMITED	15,170,661	3.40
7	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	14,863,511	3.33
8	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	11,400,000	2.56
9	COGENT NOMINEES PTY LIMITED	10,371,166	2.33
10	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	9,205,511	2.06
11	AUSTRALIAN REWARD INVESTMENT ALLIANCE	6,548,453	1.47
12	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,122,526	1.37
13	M F CUSTODIANS LTD	4,815,028	1.08
14	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,263,457	0.96
15	THE AUSTRALIAN NATIONAL UNIVERSITY	3,650,000	0.82
16	QUEENSLAND INVESTMENT CORPORATION	3,377,066	0.76
17	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C>	3,226,931	0.72
18	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 4 A/C>	3,212,579	0.72
19	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 8 A/C>	3,092,000	0.69
20	AMP LIFE LIMITED	3,087,132	0.69
	Top 20 holders of ORD & DEF GROUPED as at 31 Jul 2007	**353,152,484**	**79.18**

From: Lim Li Ching
Sent: Thursday, August 02, 2007 4:03 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, August 02, 2007 4:02:17 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00029
Submission Date & Time :: 02-Aug-2007 16:01:19
Broadcast Date & Time :: 02-Aug-2007 16:02:17
Company Name :: SINGTEL
Submitted By :: Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, August 02, 2007 3:59 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 485125 as follows:
Release Time: 02-Aug-2007 at 17:58:52
ASX Code: SGT
Announcement Title: Top 20 holders

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	02-Aug-2007
Time	17:58:53
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

8/2/200

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders

8/2/200

8/2/200

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	02-Aug-2007
Time	17:55:44
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

Zairani Bte Ahmed

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, August 02, 2007 3:56 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 485122 as follows:
Release Time: 02-Aug-2007 at 17:55:42
ASX Code: SGT
Announcement Title: Appendix 3B

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	30-Jul-2007 17:17:15
Announcement No.	00080

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Date of announcement of SingTel Group's results for the first quarter ended 30 June 2007
Description	
Attachments:	369-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

Date of announcement of SingTel Group's results for the first quarter ended 30 June 2007

Singapore Telecommunications Limited will be announcing its results for the first quarter ended 30 June 2007 on 14 August 2007, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 30 July 2007

E:ANN/2007/ANN-369/LLC/ll

Lorinda Leung

From: Lim Li Ching
Sent: Monday, July 30, 2007 5:17 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, July 30, 2007 5:17:15 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully. Please
check your announcement at the SGX Website to ensure completeness and accuracy of
the information sent.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00080
Submission Date & Time :: 30-Jul-2007 17:16:26
Broadcast Date & Time :: 30-Jul-2007 17:17:15
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	30-Jul-2007
Time	19:25:23
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Date of announcement of first quarter results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, July 30, 2007 5:25 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 482889 as follows:
Release Time: 30-Jul-2007 at 19:25:20
ASX Code: SGT
Announcement Title: Date of announcement of first quarter results

END